UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **AngloGold Output Rises for 2nd Straight Year; Costs Fall 13%**



Report

for the quarter and year ended 31 December 2014

Year

- Production of 4.436Moz - up 8% year-on-year
- Total cash costs of $787/oz - 5% lower year-on-year
- All-in-sustaining cost of $1,026/oz - 13% lower year-on-year
- Capital expenditure of $1.2bn - 39% below 2013
- Corporate costs $92m - 54% lower year-on-year
- Exploration and evaluation costs $144m - 44% lower year-on-year
- Adjusted EBITDA stable at $1,665m despite a 10% drop in gold price
- Self-help measures progressed to deleverage in medium term
- Free cash outflow shows strong improvement to $112m from $1,058m

Quarter

- Strong production of 1.156Moz - ahead of guidance and up 2%
- Total cash costs of $724/oz - 12% lower quarter-on-quarter
- All-in-costs improve 7% year-on-year to $1,143/oz; All-in sustaining costs $1,017/oz
- Adjusted EBITDA improves to $407m
- Obuasi enters limited operations after workforce retrenchment; Feasibility study well advanced

		Quarter			Year	
		ended Dec 2014	**ended Sep 2014**	**ended Dec 2013**	**ended Dec 2014**	**ended Dec 2013**
		US dollar / Imperial				
Operating review						
Gold						
Produced	- oz (000)	**1,156**	1,128	1,229	4,436	4,105
Sold	- oz (000)	**1,172**	1,101	1,191	4,458	4,093
Price received [1]	- $/oz	**1,202**	1,281	1,271	1,264	1,401
All-in sustaining costs [2]	- $/oz	**1,017**	1,036	1,015	1,026	1,174
All-in costs [2]	- $/oz	**1,143**	1,144	1,233	1,148	1,466
Total cash costs [3]	- $/oz	**724**	820	748	787	830
Financial review						
Gold income	- $m	**1,278**	1,295	1,418	5,218	5,497
Cost of sales	- $m	**(1,061)**	(1,052)	(1,042)	(4,190)	(4,146)
Total cash costs [3]	- $m	**777**	864	861	3,292	3,297
Production costs[4]	- $m	**833**	877	866	3,410	3,384
Adjusted gross profit [5]	- $m	**217**	243	376	1,028	1,351
Gross profit	- $m	**222**	273	404	1,043	1,445
(Loss) profit attributable to equity shareholders	- $m	**(58)**	41	(305)	(58)	(2,230)
	- cents/share	**(14)**	10	(75)	(14)	(568)
Headline (loss) earnings	- $m	**(71)**	44	(276)	(79)	78
	- cents/share	**(17)**	11	(68)	(19)	20
Adjusted headline (loss) earnings [6]	- $m	**(117)**	2	45	(1)	599
	- cents/share	**(29)**	0	11	0	153
Net cash flow from operating activities	- $m	**213**	320	431	1,220	1,246
Capital expenditure	- $m	**363**	261	477	1,209	1,993

Notes:
1. *Refer to note C "Non-GAAP disclosure" for the definition.*
2. *Refer to note D "Non-GAAP disclosure" for the definition.*
3. *Refer to note E "Non-GAAP disclosure" for the definition.*
4. *Refer to note 3 of notes for the quarter and year ended 31 December 2014.*
5. *Refer to note B "Non-GAAP disclosure" for the definition.*
6. *Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.



Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2013, which was filed with the United States Securities and Exchange Commission ("SEC") on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

ANGLOGOLDASHANTI

Quarter 4 2014



Operations **at a glance**

for the quarter ended 31 December 2014

	Production			All-in sustaining costs[1]			Total cash costs[2]			Adjusted gross profit (loss)[3]		
	oz (000)	Year-on-year % Variance[4]	Qtr on Qtr % Variance[5]	$/oz	Year-on-year % Variance[4]	Qtr on Qtr % Variance[5]	$/oz	Year-on-year % Variance[4]	Qtr on Qtr % Variance[5]	$m	Year-on-year $m Variance[4]	Qtr on Qtr $m Variance[5]
SOUTH AFRICA	**300**	**(12)**	**(4)**	**1,097**	**9**	**(2)**	**830**	**8**	**(8)**	**39**	**(67)**	**(8)**
Vaal River Operations	**124**	**(2)**	**16**	**1,031**	**(5)**	**(11)**	**773**	**1**	**(18)**	**22**	**(11)**	**12**
Great Noligwa	22	10	29	1,027	(21)	(24)	894	(13)	(30)	4	2	6
Kopanang	33	(15)	(13)	1,324	2	9	1,014	11	2	(6)	(7)	(5)
Moab Khotsong	68	1	31	888	-	(15)	615	3	(22)	24	(6)	11
West Wits Operations	**119**	**(23)**	**(22)**	**1,129**	**23**	**12**	**864**	**21**	**5**	**7**	**(58)**	**(28)**
Mponeng	56	(40)	(39)	1,275	32	42	946	44	38	(4)	(40)	(39)
TauTona	63	2	3	1,000	17	(15)	792	(2)	(23)	11	(18)	11
Total Surface Operations	**56**	**(3)**	**8**	**1,116**	**7**	**(11)**	**883**	**(3)**	**(16)**	**10**	**1**	**8**
First Uranium SA	24	(11)	4	1,310	26	-	899	7	(6)	1	(2)	3
Surface Operations	32	7	10	965	(7)	(21)	871	(11)	(22)	9	3	5
Other	1	100	(50)	-	-	-	-	-	-	-	-	-
INTERNATIONAL OPERATIONS	**856**	**(4)**	**5**	**968**	**(2)**	**(1)**	**692**	**(7)**	**(12)**	**214**	**(57)**	**(1)**
CONTINENTAL AFRICA	**419**	**(9)**	**2**	**907**	**(20)**	**(2)**	**687**	**(18)**	**(14)**	**121**	**4**	**5**
DRC												
Kibali - Attr. 45%[6]	80	100	23	532	13	(8)	546	16	(3)	35	13	8
Ghana												
Iduapriem	40	(40)	(11)	1,248	8	27	976	1	13	2	(5)	(8)
Obuasi	48	(24)	(38)	1,440	(30)	23	999	(26)	3	(4)	11	(19)
Guinea												
Siguiri - Attr. 85%	68	(9)	(6)	973	(13)	22	884	5	19	18	1	(10)
Mali												
Morila - Attr. 40%[6]	15	25	50	937	(35)	(44)	973	14	(36)	2	(1)	8
Sadiola - Attr. 41%[6]	21	(13)	-	1,049	(36)	(1)	942	(37)	(4)	-	10	-
Yatela - Attr. 40%[6]	3	(63)	50	414	(81)	(78)	220	(89)	(87)	2	10	3
Namibia												
Navachab	-	(100)	-	-	(100)	-	-	(100)	-	-	(14)	-
Tanzania												
Geita	144	(6)	24	751	(4)	(17)	429	(21)	(40)	64	(25)	25
Non-controlling interests, exploration and other										1	3	(4)
AUSTRALASIA	**157**	**(7)**	**3**	**995**	**30**	**2**	**729**	**14**	**(15)**	**19**	**(11)**	**(5)**
Australia												
Sunrise Dam	61	(40)	(10)	1,193	48	7	1,083	58	10	(8)	(31)	(14)
Tropicana - Attr. 70%	96	45	14	824	29	3	482	(15)	(33)	31	22	8
Exploration and other										(4)	(2)	1
AMERICAS	**280**	**7**	**12**	**1,042**	**17**	**1**	**677**	**7**	**(7)**	**73**	**(52)**	**(3)**
Argentina												
Cerro Vanguardia - Attr. 92.50%	64	5	3	1,051	23	10	780	16	19	20	(2)	-
Brazil												
AngloGold Ashanti Mineração	121	1	20	970	9	(6)	565	9	(19)	45	(24)	11
Serra Grande	42	24	31	947	(1)	(14)	570	(20)	(29)	7	(5)	4
United States of America												
Cripple Creek & Victor	54	15	(4)	1,261	17	17	895	8	8	4	(18)	(14)
Non-controlling interests, exploration and other										(2)	(2)	(3)
OTHER										**5**	**-**	**5**
Sub-total	**1,156**	**(6)**	**2**	**1,017**	**-**	**(2)**	**724**	**(3)**	**(12)**	**257**	**(125)**	**(5)**
Equity accounted investments included above										**(40)**	**(34)**	**(21)**
AngloGold Ashanti										**217**	**(159)**	**(26)**

[1] Refer to note D under "Non-GAAP disclosure" for definition
[2] Refer to note E under "Non-GAAP disclosure" for definition
[3] Refer to note B under "Non-GAAP disclosure" for definition
[4] Variance December 2014 quarter on December 2013 quarter - increase (decrease).
[5] Variance December 2014 quarter on September 2014 quarter - increase (decrease).
[6] Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

FINANCIAL AND CORPORATE REVIEW

FULL YEAR OVERVIEW

AngloGold Ashanti's operating and financial performance for 2014 reflect output growth, continued focused cost management and ongoing capital discipline, while posting another strong safety performance. Cash inflow from operating activities of $1,220m for the year ended 31 December 2014 was marginally down on $1,246m achieved in 2013, despite the 10% lower gold price received, the cost of Obuasi redundancies, and the Rand Refinery loan of $44m, all of which was partly offset by the 8% higher production. Cash inflow from operating activities before the Obuasi redundancy costs and the Rand Refinery loan amounted to $1,474m, reflecting an increase of 18% on 2013 levels. Free cash outflow of $112m, which included the once-off redundancy costs at Obuasi, was an improvement on the outflow of $1,058m for the year ended 31 December 2013, mainly as a result of lower capital expenditure.

Production saw an 8% increase over 2013 levels to 4.436Moz, while all-in sustaining costs were 13% lower compared to $1,026/oz in 2013. This compared with guidance for full year production of 4.2Moz to 4.5Moz at an all-in-sustaining cost of $1,026/oz to $1,075/oz. The year-on-year improvement in production reflects the first full year of production from the Kibali mine in the Democratic Republic of Congo and Tropicana in Western Australia, as well as strong performances from the Continental Africa portfolio as a whole, where Geita and Siguiri were again standout operations. The production growth was achieved despite the loss of 56,000oz due to an earthquake in South Africa in August, the sale of Navachab and the removal of high cost ounces from production.

The company's cost performance reflected improvements in several key areas including direct operating costs, corporate overheads, exploration expenses and capital expenditure. The Project 500 initiative, launched in mid-2013 to save $500m in direct operating costs over 18 months, achieved its target during the year, while costs were further aided by weaker currencies in South Africa, Australia and Brazil. Capital expenditure of $1,209m, which came in below guidance for the year of $1,350m to $1,450m, showed a significant decline from the prior year of $1,993m. This improvement was partially due to the completion of two major capital projects in 2013. Total cash costs of $787/oz improved 5% compared to $830/oz recorded in 2013 and within guidance of $740/oz to $790/oz. Corporate and marketing costs of $92m were 54% lower year-on-year and below initial guidance of $120m to $140m, while exploration and evaluation costs of $144m were 44% lower year-on-year and below guidance of $150m-$175m.

The full year ended with an adjusted headline loss of $1m, or 0 US cents per share, compared with adjusted headline earnings (AHE) of $599m or 153 US cents per share in 2013. Earnings were affected by the 10% decline in the average gold price received in 2014, while the prior year had the benefit of a non-recurring realised gain of $567m on maturity of the mandatory convertible bonds. The net loss attributable to shareholders for the year was $58m compared to a loss of $2.2bn in 2013, when net earnings were affected by asset impairments.

Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) was $1,665m, similar to 2013 levels of $1,667m despite a 10% lower average price received. Net debt: adjusted EBITDA levels ended the year at 1.88 times, similar to the end of 2013 at 1.86 times, again despite the lower gold price received and payments of $210m during the year to retrench the workforce at Obuasi in preparation for the mine's transition to limited operations phase, and the extension of a $44m shareholder loan to the Rand Refinery. AngloGold Ashanti drew $100m from its US dollar revolving credit facility to meet its obligations at Obuasi, leaving $900m undrawn, along with $153m (A$185m) undrawn on the Australian dollar RCF, approximately $91m (R1,058m) available from its South African facilities and cash on hand of $519m. Net debt at year end was $3,133m, compared to $3,105m at the end of 2013.

Most notably, the company achieved a run of 224 days without a workplace fatality, outstripping the previous period of 118 days showing a strong commitment and effort by employees of the business and a culture favouring workplace safety. Year-on-year, the company delivered a 25% reduction in fatal accidents and saw 20% fewer injuries. In addition, reportable environmental incidents were the lowest recorded in the company's history. Considerable efforts have been made to maintain and improve relationships with host communities and governments.

AngloGold Ashanti continues to focus its attention on key business objectives supporting its ongoing effort to improve sustainable free cash flow and returns. Improving overall financial flexibility is a key component of this approach. During 2014, AngloGold Ashanti successfully extended the maturity profiles of its international facilities by two years to 2019 and had banking covenants relaxed to 3.5 times Net debt to adjusted EBITDA, with a one-time conditional waiver to 4.5 times. During the year, AngloGold Ashanti announced self-help measures that would be prioritised to enable it to meet its targeted deleveraging by roughly $1bn over the next three years, notably through: continued cost management; optimisation of life-of-mine plans to extract additional cash flow; the potential introduction of partners in the Colombia portfolio and at Obuasi; and the potential joint venture or sale of an operating asset.

FOURTH QUARTER REVIEW

Operational performance for the fourth quarter exceeded market guidance despite safety-related interruptions which decreased production from South Africa. Cash inflow from operating activities of $213m for the three months ended 31 December 2014 was down compared to the $431m achieved in the same quarter in 2013, mainly due to by the 5% lower gold price received, 6% lower production and the cost of the Obuasi restructuring. Free cash outflow of $198m has increased on the $108m of the same quarter in 2013, highlighting the once-off redundancy payments at Obuasi, the drawdown of the Rand Refinery loan and also the impact of the lower cash from operations. These outflows were only partly offset by lower capital expenditure during the three months period.

Group production in the three months ending December 31 was 1.156Moz, 2.5% better than the previous quarter but 6% lower year-on-year. The performance was ahead of market guidance of 1.1Moz to 1.14Moz. Total cash costs of $724/oz were 12% below the previous quarter, which averaged $820/oz and improved 3% year-on-year.

The average gold price received during the fourth quarter was $1,202/oz, lower than the previous quarter average gold price received of $1,281/oz and $1,271/oz in the fourth quarter of 2013. Despite the lower gold price, adjusted EBITDA for the quarter was slightly higher at $407m than the previous quarter's $400m. Adjusted EBITDA in the final quarter of 2013 was $544m.

Net debt to adjusted EBITDA was negatively affected given the increase in net debt due to higher capital expenditure in the final quarter, retrenchment costs associated with ongoing restructuring at the Obuasi mine in Ghana of $145m, and a drawdown of $44m by the Rand Refinery on its shareholder loan.

The adjusted headline loss for the fourth quarter of $117m was impacted by a number of non-cash accounting adjustments including $7m associated with stockpile and inventory provisions, and $147m associated with operational and corporate redundancies relating to the Obuasi restructuring, environmental liability resets of $20m and closure costs of $13m. The net loss attributable to shareholders for the fourth quarter was $58m compared with a loss of $305m a year earlier.

SUMMARY COMPARISON OF KEY PERFORMANCE MEASURES TO DATE WITH SAME PERIODS LAST YEAR

Particulars	Q4 2014	Q3 2014	Improved Q v Q	Q4 2014	Q4 2013	Improved Q vs prior year Q	2014	2013	Improved Y-on-Y
Gold price received ($/oz)	1,202	1,281	(6%)	1,202	1,271	(5%)	1,264	1,401	(10%)
Gold production (Kozs)	1,156	1,128	2%	1,156	1,229	(6%)	4,436	4,105	8%
Total cash costs ($/oz)	724	820	(12%)	724	748	(3%)	787	830	(5%)
Corporate & marketing costs (US$m)	23	24	(4%)	23	37	(38%)	92	201	(54%)
Exploration & evaluation costs (US$m)	45	37	22%	45	41	10%	144	255	(44%)
Capital expenditure (US$m)	363	261	39%	363	477	(24%)	1,209	1,993	(39%)
All-in sustaining costs (US$/oz)	1,017	1,036	(2%)	1,017	1,015	0%	1,026	1,174	(13%)
All-in costs (US$/oz)[*]	1,143	1,144	0%	1,143	1,233	(7%)	1,148	1,466	(22%)
Cash inflow from operating activities ($m)	213	320	(33%)	213	431	(51%)	1,220	1,246	(2%)
Adjusted EBITDA ($m)	407	400	2%	407	544	(25%)	1,665	1,667	0%
Free cash flow ($m)	(198)	30	(760%)	(198)	(108)	(83%)	(112)	(1,058)	89%
Free cash flow ($m) excl Obuasi redundancies and Rand Refinery loan	(9)	64	(114%)	(9)	(108)	92%	142	(1,058)	113%

[*] *World Gold Council Standard, excludes stockpiles written off.*

CORPORATE UPDATE

AngloGold Ashanti has embarked on a series of self-help measures to generate cash from internal sources to reduce its net debt levels. Among these measures is the search for partners or buyers for certain assets in the company's portfolio. There can be no assurances that these processes will be successfully concluded. In this regard, the joint venture or sale of an operating asset remains an option that is being considered.

Work is also under way to explore partnerships for projects in Colombia in order to share risk and ongoing expenditures to develop those projects.

Obuasi mine restructuring: Significant work took place during the fourth quarter to transition Obuasi to a limited operating state. During the fourth quarter, the Amendment to Program of Mining Operations, which provides technical, environmental, financial and social details around the transition, was approved by the Government of Ghana, allowing the completion of the retrenchment program at the operation and a substantial reduction in the mine's operations. A detailed feasibility study exploring the economic and technical prospects of the operation, while addressing security, environmental obligations and community relationships, has made significant progress and will be continued and optimised during 2015. Talks with the relevant regulators are expected to take place to help foster clarity as to the fiscal and operating parameters for the project. As the outcome of these talks will have an impact on the feasibility study, the final results are only expected to be made public once this process is complete. The total expenditures expected to be incurred at Obuasi in 2015 aggregating $100m relates continued development of the decline access ramp to underground mining areas, costs for the completion of the feasibility study and costs for maintaining limited operating state. In addition, AngloGold Ashanti may pursue potential partnerships in the project at the appropriate time, as initially indicated in November 2014.

SAFETY

AngloGold Ashanti continued a promising safety trend, with the All injury frequency rate (AIFR), the broadest measure of safety performance, ending the year at 7.36 compared with 7.34 the previous year, this despite recording several minor injuries related to the earthquake in August at its Vaal River Operations. Without the impact of the earthquake the AIFR would have been 7.15.

Regrettably, there were six fatalities during the year ended 2014, four in South Africa and two in Brazil. Three of these fatalities occurred in South Africa in the fourth quarter - two at Mponeng and one at Kopanang -- and were caused by fall-of-ground incidents. Formal incident investigations were initiated and completed immediately after each occurrence to identify factors that contributed to the incidents. Corrective and preventative actions are being implemented where possible. Although 2014 saw the fewest fatalities of any year on record, management continued to take steps to prevent the re-occurrence of these incidents and achieve the organisation's goal of zero-harm across all operations.

AngloGold Ashanti implemented electronic systems during the year that monitor various aspects of underground working areas, allowing remote gathering of information from a large portion of these mines to assist in improving safety systems. In addition, ongoing training, improvement of processes, management and behavioural improvements have helped more than halve the number of safety incidents since 2007. Focus remains on identifying major hazards, and understanding 'high potential incidents,' which may have resulted in death or serious injury. Work also continues to foster improvement to the organisation culture, procedures and support.

OPERATING HIGHLIGHTS

The **South African operations** produced 1.223Moz at a total cash cost of $849/oz for the year ended December 2014 compared to 1.302Moz at a total cash cost of $850/oz for the year ended December 2013. The lower production was due to the earthquake near the Vaal River operations on 5 August 2014, which caused infrastructure damage that impacted operations at Moab Khotsong, Kopanang and Great Noligwa mines, as well as safety related stoppages across the regional portfolio. Costs controls improved significantly from the 2013 levels and managed to offset inflationary pressures. All-in sustaining costs averaged $1,064/oz for the year ended December 2014, a 5% improvement on the $1,120/oz achieved for the year ended December 2013. During the fourth quarter the region produced 300,000oz at a total cash cost of $830/oz, compared to 339,000oz at a total cash cost of $767/oz during the same quarter in 2013. Safety-related disruptions during the quarter hindered production as the region encountered two fall-of-ground fatalities at Mponeng and another at Kopanang. All-in sustaining costs for the fourth quarter were $1,097/oz, compared to $1,005/oz in the same quarter a year ago.

At West Wits, production was 544,000oz at a total cash cost of $804/oz for the year ended December 2014 compared to 589,000oz at a total cash cost of $800/oz for the year ended December 2013. The fourth quarter production was 119,000oz at a total cash cost of $864/oz compared to 154,000oz at a total cash cost of $717/oz in the same quarter a year ago. The fourth quarter's performance was adversely impacted by safety-related stoppages and shaft repairs at Mponeng following an incident caused during shaft slinging operations which caused damage to the sub-shaft resulting in a week-long stoppage to complete remediation work. TauTona's total cash costs improved from $809/oz to $792/oz, due to cost savings initiatives which included effective overtime management, labour cost reduction and power optimisation made possible by the integration of TauTona and Savuka .

At the Vaal River district, production was 453,000oz at a total cash cost of $857/oz for the year ended December 2014 compared to 473,000oz at a total cash cost of $895/oz for the year ended December 2013. Production from the Vaal River operations decreased marginally in the fourth quarter of 2014 to 124,000oz at a total cash cost of $773/oz, compared to 127,000oz at a total cash cost of $762/oz in the same quarter a year ago. Kopanang was affected by fall-of-ground fatality which had an adverse impact on production as the mine was halted for 11 shits to comply with instructions from the regulator. Both Great Noligwa and Moab Khotsong performed on levels consistent with the same quarter last year. Moab Khotsong was the lowest cost producer for the South African region during the quarter at a total cash cost of $615/oz after recovering from the previous quarter which was affected by the earthquake.

Production from total Surface Operations for the year ended December 2014 was 223,000oz at a total cash costs of $941/oz, compared to 240,000oz at a total cash cost of $883/oz for the year ended December 2013. The most significant challenge has been a reduction in grade. In an attempt to mitigate this, milling throughput has been improved 10%. Surface Operations' production for the fourth quarter of 2014 was 56,000oz at a total cash cost of $883/oz, compared to 58,000oz at a total cash cost of $915/oz in the same quarter a year ago. Grade-control drilling program progressed well and is expected to continue in 2015 to improve knowledge of the available material. Construction of the new pump station is progressing to schedule and this will allow for an improvement in throughput from May 2015.. The uranium plant at Mine Waste Solutions was fully commissioned during the fourth quarter, with 4 tons of Uranium oxide produced during the period. Process optimisation to improve float tonnage and grade will facilitate improved plant efficiencies. The South Africa region is progressing well with the implementation of the district consolidation model in the Vaal River. The Vaal River region has commenced operating under this new structure, with the integration of Moab Khotsong and Great Noligwa largely complete. The Vaal River district will see the incorporation of Kopanang which brings the three previously separately managed mines under a single management team. This team will also manage the geographic footprint in the Vaal River in order to reduce the costs associated with the maintenance of the complex. Regional and Corporate duplications are being eliminated in the process. Cost reductions are being planned and managed within the successful P500 system. Full benefits will be felt in the second half of 2015.

Lower operating costs were realised in South Africa on labour cost management, reef-mining related activities, power consumption, contractor management, the implementation of service optimisation strategies and a robust critical review of commodity as well as services related contracts. The methodologies and principles of Project 500 helped improved overall efficiency and regulatory compliance within AngloGold Ashanti's existing operating framework.

The **Continental Africa region** produced 1.597Moz at a total cash cost of $783/oz for the year ended December 2014 compared to 1.460Moz at a total cash cost of $869/oz for the year ended December 2013. The increased production is mainly attributed to Kibali's full year of production in 2014 together with good performances particularly from Siguiri and Geita. The strong results were achieved despite Navachab's sale at the end of June 2014 and the continued winding down of operations in Mali. All-in sustaining costs at $968/oz for the year ended December 2014 represent a 19% improvement on the $1,202/oz achieved for the year ended December

2013. This improvement in costs was driven by efficiency gains and by stronger performances from key assets in the region. During the fourth quarter of 2014, the region showed improved costs, with production of 419,000oz at a total cash cost of $687/oz compared to 460,000oz at a total cash cost of $839/oz during the same quarter a year ago.

In **Ghana**, Iduapriem's production was 177,000oz at a total cash cost of $865/oz for the year ended December 2014 compared to 221,000oz at a total cash cost of $861/oz for the year ended December 2013. The decline in production was a result of a 21% decrease in recovered grade in line with plans to mine less volume and process the ore tonnes accumulated on stockpiles. Total cash costs however were maintained at $865/oz mainly as a result of productivity improvements. During the fourth quarter of 2014, Iduapriem's production decreased to 40,000oz at a total cash cost of $976/oz compared to 67,000oz at a total cash cost of $966/oz during the same quarter of 2013. The decline in production and modest increase in costs for the quarter were a result of a 38% decrease in recovered grade due to the planned treatment of lower grade stockpiles and a 4% decrease in tonnage throughput.

Obuasi's production was 243,000oz at a total cash cost of $1,086/oz for the year ended December 2014 compared to 239,000oz at a total cash cost of $1,406/oz for the year ended December 2013. The improvement in production is attributable to an increase in surface tonnes processed partly offset by the initiation of the Amended Programme of Mining Operations (APMO) approved by the government of Ghana in November 2014, which saw the mine transition to limited operation phase by the end of the year. Due to the limited operational activity, costs declined, resulting in all-in sustaining costs of $1,374/oz, down 38% compared to the same period a year ago. During the fourth quarter of 2014, production was 48,000oz at a total cash cost of $999/oz compared to 63,000oz at a total cash cost of $1,354/oz during the same quarter a year ago.

In **The Republic of Guinea**, Siguiri's production was 290,000oz at a total cash cost of $799/oz for the year ended December 2014 compared to 268,000oz at a total cash cost of $918/oz for the year ended December 2013. Production increased as a result of higher grade ore sources being accessed. Total cash costs were further aided by efficiency improvements, and improved by 13%. During the fourth quarter of 2014, production decreased to 68,000oz at a total cash cost of $884/oz compared to 75,000oz at a total cash cost of $844/oz during the same quarter a year ago. The decrease in the quarter's production was a result of a planned 8% decrease in recovered grade due to the depletion of higher grade ore sources. Total cash costs consequently increased by 5% despite lower mining cost.

In **Mali**, production was 140,000oz at a total cash cost of $1,106/oz for the year ended December 2014 compared to 170,000oz at a total cash cost of $1,192/oz for the year ended December 2013. Morila's production decreased by 23% as a result of a decrease in recovered grade, due to treatment of lower grade mineralised waste tonnes, further impacted by a decrease in tonnes treated. Sadiola's production decreased by 1% as a result of a decrease in recovered grade due to lower availability of higher grade oxide material, which was partly offset by an increase in tonnes treated. Total cash costs decreased due to a 63% decline in volume mined and as a result of further planned cost reductions having been achieved during the current year. At Yatela, production decreased in line with the cessation of mining activities and planned transition to closure. Costs decreased substantially based on a shared allocation of fixed overheads between the operating and closure activities.

In **Tanzania**, Geita's production was 477,000oz at a total cash cost of $599/oz for the year ended December 2014 compared to 459,000oz at a total cash cost of $515/oz for the year ended December 2013. Production increased due to a 28% increase in tonnes treated, and the fact that tonnage throughput the previous year was impacted by replacement of the SAG mill. Total cash costs however increased by 16% largely as a result of utilisation of higher cost ore stockpiles. During the fourth quarter of 2014, production decreased to 144,000oz at a total cash cost of $429/oz compared to 154,000oz at a total cash cost of $543/oz during the same quarter a year ago. The decline in production was due to a 16% planned decrease in recovered grade compared to the same quarter in the previous year which had benefited from the feed of higher grade ore tonnes from Nyankanga pit, partly offset by a 12% increase in tonnage throughput due to consistent mill running time and improved mill productivity. Total cash costs decreased by 21% primarily as a result of lower mining costs incurred during the quarter that were driven by efficiency improvements and the benefits of lower fuel costs.

In **The Democratic Republic of the Congo**, Kibali's production attributable to AngloGold Ashanti was 237,000oz at a total cash cost of $578/oz for the year ended December 2014 compared to 40,000oz at a total cash cost of $471/oz for the year ended December 2013. During the fourth quarter of 2014, production increased to 80,000oz at a total cash cost of $546/oz compared to 40,000oz at a total cash cost of $471/oz during the same quarter a year ago, the mine's first full quarter in operation. Tonnes treated increased 106% with consistent plant operations following a full year of operations compared to the same quarter a year ago when the oxide plant was undergoing commissioning.

In the **Americas**, production was 996,000oz at a total cash cost of $709/oz for the year ended December 2014 compared to 1.001Moz at a total cash cost of $671/oz for the year ended December 2013. The reduction in production was due to decreased production at Cripple Creek & Victor and Serra Grande, while AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) and at Cerro Vanguardia saw increased output. Cerro Vanguardia's production for the 2014 year was the highest annual production of the operation in 11 years, mainly assisted by production from the heap leach. All-in sustaining costs were at $1,010/oz for the year ended December 2014, compared to $970/oz achieved for the year ended December 2013. Costs were negatively affected by lower grades in most operations within the region. During the fourth quarter of 2014, production in the Americas increased to 280,000oz at a total cash cost of $677/oz compared to 262,000oz at a total cash cost of $634/oz during the same quarter a year ago.

Work continued on Project 500 initiatives. These were focused on developing efficiencies and production improvements, including underground mine design optimisation, extension of the operating life of tires, and optimisation and stabilisation of CIL and regeneration circuits.

In **Brazil**, production was 539,000oz at a total cash cost of $670/oz for the year ended December 2014 compared to 529,000oz at a total cash cost of $665/oz for the year ended December 2013. During the fourth quarter of 2014, production increased to 163,000oz at a total cash cost of $566/oz compared to 154,000oz at a total cash cost of $560/oz during the same quarter a year ago.

At AGA Mineração production was 403,000oz at a total cash cost of $644/oz for the year ended December 2014 compared to 391,000oz at a total cash cost of $646/oz for the year ended December 2013. The production was mainly driven by the strong performance in the fourth quarter, where production remained relatively stable at 121,000oz at a total cash cost of $565/oz compared to 120,000oz at a total cash cost of $518/oz during the same quarter a year ago. AGA Mineração delivered a strong performance with increased tonnage and feed grades at both the Cuiabá and Córrego do Sítio complexes. Development work improved and production began from the new orebody at Córrego do Sítio (Sulphide II) and full production rates were achieved at the underground Mine I. Further production improvements were due to higher tonnages from Lamego that reached high production rate as a result of bulk mining to offset lower grade, which was all planned to recover production delays from the previous quarters.

At Serra Grande production was 136,000oz at a total cash cost of $748/oz for the year ended December 2014 compared to 138,000oz at a total cash cost of $719/oz for the year ended December 2013. During the fourth quarter of 2014, production increased to 42,000oz at a total cash cost of $570/oz compared to 34,000oz at a total cash cost of $712/oz during the same quarter a year ago. Production was 24% higher due to higher feed grade driven by operational initiatives aimed at the recovery of production following delays in previous quarters.

In the **United States**, Cripple Creek & Victor production was 211,000oz at a total cash cost of $829/oz for the year ended December 2014 compared to 231,000oz at a total cash cost of $732/oz for the year ended December 2013. The decline in production was due to delays experienced in the mill start-up. In addition, certification delays for an exposed liner necessitated modifications to the heap-leach stacking plan which led to deferred production early in 2014. Total cash costs increased 13% due to lower recoverable grade mined and production caused by the mill start-up delay. During the fourth quarter of 2014, production was 54,000oz at a total cash cost of $895/oz compared to 47,000oz at a total cash cost of $825/oz during the same quarter a year ago. In **Argentina**, Cerro Vanguardia´s production was 246,000oz at a total cash cost of $692/oz for the year ended December 2014 compared to 241,000oz at a total cash cost of $622/oz for the year ended December 2013. At the end of 2014, Cerro Vanguardia (CVSA) achieved its highest annual production in 11 years. During the fourth quarter of 2014, production was 64,000oz at a total cash cost of $780/oz compared to 61,000oz at a total cash cost of $672/oz during the same quarter a year ago. CVSA's gold production was higher mainly due to the effect of higher heap leach production from higher low-grade material processed. The deterioration in total cash costs reflected lower silver by-product credits, negative stockpile movement and ongoing inflationary pressures. Wage increases were finalised in October and were partially offset by a higher exchange rate and the positive impact of higher production from the leach pad.

In **Australia**, production for the year ended December 2014 was 620,000oz at a total cash cost of $804/oz, compared to 342,000oz at a total cash cost of $1,047/oz for the year ended December 2013. All-in sustaining costs were at $986/oz for the year ended December 2014, compared to $1,376/oz achieved for the year ended December 2013. The increased production is due to the first full year of production from the new Tropicana mine. During the fourth quarter of 2014, production was 157,000oz at a total cash cost of $729/oz compared to 169,000oz at a total cash cost of $640/oz during the same quarter a year ago.

At Sunrise Dam production for the year ended December 2014 was 262,000oz at a total cash cost of $1,105/oz, compared to 276,000oz at a total cash cost of $1,110/oz for the year ended December 2013. During the fourth quarter of 2014 production decreased to 61,000oz at a total cash cost of $1,083/oz compared to 102,000oz at a total cash cost of $685/oz in the same quarter a year ago, as lower grades were mined in line with the mine plan. Production in the fourth quarter of 2013 was higher and costs lower because high grade ore from the crown pillar was mined in the final phase of the open pit. The underground mine delivered record quarterly ore production of 675,000 tonnes in the fourth quarter, representing a 10% increase over the previous quarter and contributing to a 32% increase in underground ore mined for the year from 1.8Mt in 2013 to 2.3Mt in 2014.

An excellent quarter contributed to Tropicana achieving production guidance. Production for the year ended December 2014 was 358,000oz at a total cash cost of $545/oz, compared to 66,000oz at a total cash cost of $568/oz for the year ended December 2013. During the fourth quarter of 2014 production increased 45% to 96,000oz at a total cash cost of $482/oz compared to 66,000oz a total cash cost of $569/oz in the same quarter a year ago. The high fourth quarter production was due to higher ore tonnes mined, enabling a higher head grade to be delivered to the plant through effective grade streaming. Despite higher maintenance costs, total cash costs decreased by 33%, due mainly to the deferral of waste mining costs in the Havana 2 Pit and the higher gold production.

Regulatory approvals were received during the quarter to complete the expansion of the borefield that supplies process water to the operation in Tropicana. The borefield capacity increased steadily through the quarter and it is expected that by the end of the March 2015 quarter an additional 27 bores will have been installed and commissioned. This would take the number of bores servicing the plant to 51, with a total capacity of more than 1,000 tph, providing ample redundancy for the site's water requirements.

UPDATE ON CAPITAL PROJECTS

In the Americas, the Mine Life Extension project at CC&V ($585m approved cost over 5 years) is progressing on schedule. Capital spending in 2014 was near plan and primarily related to the Mine Life Extension 2 (MLE2) project. The MLE2 project includes a new Mill and a new Valley Leach Facility with an associated gold recovery plant. Mill construction is 98% complete. Testing and commissioning of completed systems is progressing in parallel with completing the electrical construction. The mill began commissioning and mill ore feed and production ramp up is expected to start in the first quarter of 2015. The new Valley Leach facility and associated gold recovery plant are still scheduled to start production in 2016.

At Obuasi, development of a decline from surface to the existing mining blocks continued in 2014. The decline is expected to allow development of the appropriate infrastructure to enable mechanised operations and de-bottleneck the mine, which was constrained by an outmoded, labour-intensive mining method and also ageing and sub-optimal vertical hoisting infrastructure. By year-end, Obuasi successfully transitioned to limited operations and the entire work force was retrenched with subsequent recruitment of a limited number of employees on a one-year, fixed-term contract while the feasibility study progressed.

In Kibali, the limited Relocation Action Plan (RAP) for Mofu was completed while the Gorumbwa RAP is expected to commence during 2015 with planned completion in 2016. A significant number new houses and a church were built and completed by year end. The focus for 2015 has moved to the completion of the paste plant and the second hydropower station. The sinking of the vertical shaft remained ahead of schedule with a shaft depth of 720m at the end of the quarter, with only 40m of sinking remaining to reach the proposed shaft bottom. The development of the decline system continued well during the quarter and remained ahead of plan. Blasting of the first stope took place during the fourth quarter of 2014. The focus remains on stoping as well as the development of the ventilation infrastructure. Total capital expenditure was $386.5m for the year and $95.3m for the quarter ended 31 December 2014 at 100%. The construction of the metallurgical facility is now completed with only limited items on a punch list, which is expected to lead to reduced spend going forward.

TECHNOLOGY AND INNOVATION UPDATE

The Technology Innovation Consortium made important progress to develop technology to safely extract ore from underground mines in South Africa. The company plans to further develop the work towards a more efficient, cost effective technology to extract ore from areas not suitable for conventional mining. Progress on key technologies include:

Reef Boring

- **TauTona mine – Test site:**

  Eight holes were drilled during the fourth quarter of 2014, making a total of 30 holes for the year ended 31 December 2014. Failure on the gearbox and drill rods hampered the performance of the machine and has since been refurbished. Equipping of an extension to the test site is expected to continue during the first quarter, while drilling is expected to continue in the second quarter of 2015.

- **TauTona mine – Prototype site**

  In the fourth quarter, a total of 15 holes were drilled in the prototype sites. The Atlantis machine was removed from underground in the third quarter of 2014 and modified to allow operation in raise boring mode. Industrial engineers conducted time and motion studies on the machines to identify shortcomings in both the technical and work management aspects to improve the machine performance. Findings are expected to be applied during the first quarter of 2015.

- **Great Noligwa and Kopanang mine test sites**

  The softer footwall composition associated with the C-reef continued to pose a challenge to the HPE narrow reef boring machine. This method of drilling requires a double pass drilling sequence. Different hammer configurations/dimensions were tested on the HPE machine however with no successful completion on reef extraction across the full length of the planned hole as the cutter head deflected or got stuck. The technology was then tested in the Vaal-reef where the footwall conditions are harder and more consistent, after the machine was moved to Kopanang mine. Alternative technologies, such as Thermal Spalling which has shown encouraging results in the initial test work at Kopanang mine, may be investigated as possible solutions to extracting the narrow C-reef vein at Great Noligwa mine.

Ore body Knowledge and Exploration

Orebody knowledge and exploration plays a critical part in the mine design of an orebody. Enhanced geological information is expected to improve current planning practices and to be essential in the application of mechanical reef mining. In order to mine the different reef packages optimally, the location of the reef terraces, structural information and time to analyse geological information are essential for the success of mechanical mining methods.

Reverse Circulation (RC) drilling Trial 6 was completed in the fourth quarter of the year with four holes drilled. A new compressor increasing the air pressure and volume was tested. Improved drilling rates and an overall 294m depth (drill string length available) was reached in line with the set target of 8m/hour and depths of 270m to 300m. Accuracy and deflection remain a focus and are expected to be addressed when testing the stabilisers in trial 7 by the end of the first quarter in 2015.

Ultra High Strength Backfill (UHSB)

The successful development of this ultra-high strength backfill (UHSB) product, together with the Reef Boring technology, for use in mining applications as a support medium, replacing the need for current local and regional support, creates the potential for earlier shaft pillar mining, pre-extraction of planned stabilising pillars, post extraction of already created stabilising pillars and changing the current conventional mining method to a mechanical reef boring method.

Achieving this requires the development of a cost effective, UHSB formula, which on curing is expected to attain 170 - 200 MPa strength (Uniaxial Compressive Strength). Surface testing to increase the mixing volume from 4m³/hour to 8m³/hour has seen positive results. Alternative mixing methodologies have been developed on a laboratory scale mixer in Germany. A full scale prototype mixer was manufactured, delivered and commissioned. Initial trials indicated positive results. Mixing trials to increase the volume per mix as well as reducing the mixing times are expected to continue in the first quarter of 2015.

As part of the on-going process to install instrumentation, a software data logging system was installed and commissioned in the production site block. Data are currently being captured and analysed. Surface tailings dry plant has been commissioned on surface at TauTona mine.

EXPLORATION UPDATE

Total expensed exploration and evaluation costs (including technology) during the fourth quarter, inclusive of expenditure at equity accounted joint ventures, were $48m ($12m on Brownfield, $13m on Greenfield and $23m on pre-feasibility studies), compared to $48m for the same quarter during the previous year, 2013.

GREENFIELDS EXPLORATION

During the year ended 31 December 2014, Greenfields focussed its project portfolio with significant tenure rationalisation completed in Colombia and Australia. AngloGold Ashanti remains committed to its core Greenfields projects comprised of over 13,000km^2 of highly-prospective ground in three countries; Australia, Colombia, and Guinea. Total expenditure for the quarter was $13m, which included 7,192m of diamond and RC drilling.

In Colombia, resource drilling continued on the Nuevo Chaquiro deposit at Quebradona, a joint venture with B2Gold (AngloGold Ashanti 89.75%), with the objective of defining the limits of the higher grade zone and infill drilling on this part of the resource to an indicated status. During the quarter 5,265m of diamond drilling, in five holes was carried out with two drill rigs. Multiple consistently mineralised intersections have been returned from within the high grade (>0.6% Cu) intrusive phase within the declared resource. The latest drill results from the drilling include CHA-057 which intersected 1088m @ 0.82% Cu and 0.41 g/t Au from 238m and CHA-058 intersected 1086m @ 0.87% Cu and 0.44 g/t Au from 144m. These two holes significantly extended high grade (>0.6% Cu) mineralisation towards surface and towards the southwest.

In Australia, at the Tropicana JV, airborne magnetic and radiometric surveys were completed in Q4 over tenements in the south of the project. Further encouraging results were returned from Aircore (AC) and Reverse Circulation (RC) drilling at the Madras prospect approximately 25km south of the Tropicana Gold Mine. At the Mullion Project (AngloGold Ashanti 100%) in New South Wales, land access was secured and ground gravity geophysical surveying was completed in the latter part of the year. Processing and interpretation of data is ongoing.

In Guinea, Greenfields was focused on the handover of technical and administrative data for Blocks 2-4 to the AngloGold Ashanti Brownfields division. Field work was put on temporary suspension as a precautionary measure due to the Ebola outbreak.

BROWNFIELDS EXPLORATION

A total of 82,900m of diamond and RC drilling was completed during the fourth quarter of 2014. Exploration on brownfields was carried out in eleven countries.

In the South Africa region, Brownfields exploration continued with a total of 5 surface holes drilled during the year. This included four at the West Wits operations at Mponeng's Western Ultra Deep Levels (WUDLs) and one at the Vaal River operations.

In Argentina, at Cerro Vanguardia, drilling programmes for Mineral Resource expansion and exploration continued during the year. Follow up drilling for vein extensions along strike and at depth, guided by geophysical surveys, identified additional mill ore. Mapping, trenching and channel sampling work were completed in order to define new exploration targets.

In Brazil, the Mineral Resource development drilling programmes continued at the Cuiabá and Lamego mines with a focus on support to long-term planning and Mineral Resource definition ahead of mining. The surface drilling programs at the Córrego do Sítio mine continued to infill and expand oxide Mineral Resource with regional exploration conducted to test near-mine satellite projects. At Serra Grande, the exploration drilling continued to delineate the Inga mineralised structure. Geophysical surveys and soil sampling campaigns were completed as part of the target generation programs in the district.

In Colombia, exploration in the Gramalote area was focused on infill drilling to support the updated Mineral Resource estimation for the Gramalote Central deposit. Drilling programs were also conducted to expand the nearby Monjas West target. At La Colosa, Mineral Resource development drilling continued at a slower pace compared to previous years as emphasis on other project related drilling expanded to support geotechnical, hydrological and site infrastructure studies. The geological model was updated during the year as part of Mineral Resource addition that expanded the deposit to the northwest and at depth.

In the United States of America, the Mineral Resource development drilling programme continued at Cripple Creek and Victor. Drilling was directed toward identifying expansion opportunities for the current open pit operations through high wall laybacks with selective drilling also conducted to test deeper targets below or adjacent to planned open pit designs that may provide additional mill feed material.

In Tanzania, at Geita, drilling concentrated largely on infill drilling programmes within current open pits (Geita Hill, Nyankanga and Star & Comet) and extensions thereof. Limited pre-resource drilling programs were undertaken to test the underground potential at Star & Comet Deeps. A total of 111 holes (20,220m) were completed.

In Guinea, at Siguiri, 17,823m of RC and DD were drilled across a total of 6 projects in Block 1. These included reconnaissance, Mineral Resource delineation, and infill projects for both oxide and fresh rock mineralisation. The Ebola epidemic in West Africa caused significant disruptions, particularly with field mapping and geophysics and the work programme was suspended in the middle of the year.

In Ghana, at Obuasi, no surface exploration took place. Underground exploration focused on a portion of the Red Zone 6 (Block 9) area above 50 Level, drilling from the 41S-294W cross cut. The objective of the drilling program was to upgrade Inferred Mineral Resource within the block. 24 holes were completed (4,115m). At Iduapriem, the major focus for the early part of 2014 was the logging, sampling and analysis of core from the 2013 Block 7&8 infill drilling program. During the year, several new products were produced from the existing regional magnetic data over the Iduapriem concession. Analysis of a distinct magnetic anomaly in an area west of the Teberebie warehouse, which is also being exploited by Artisanal Small-scale Miners, led to the identification of hydrothermal, vein-hosted, mineralisation. Initial sampling results show some promise and a detailed follow-up will commence in 2015.

In the Democratic Republic of the Congo, at Kibali, drilling totalled 19,018m, with an additional 1,666m drilled on regional projects. The exploration philosophy remains to add material to Ore Reserve at above run of mine grade, to find gap fillers where required, or to add sufficient new material (3-5 Moz) to induce a forced step change to the operation. At Gorumbwa, three phases of infill drilling were completed during the year, with the last phase completed in October. A revised Mineral Resource estimation was completed in November and showed 470,500oz from 4.56Mt @ 3.21g/t (within the $1500 shell at 0.5g/t cut-off), with 22% of the Mineral Resource remaining Inferred.

In Mali, at Sadiola work was completed on a number of key oxide targets that were identified. CET research continued during the year and a structural framework for mineralisation was defined for Tambali and the FE complex. The most promising target, FE2S, shows potential for low grade, wide ore zones over a 1.2km strike length. Results are outstanding for drilling between FN2 and FN3 along the Sadiola northern extension where there is upside potential for more oxides. Limited fresh rock exploration was conducted in the FE3 and FE4 pits with positive results received from both. A scoping level study was done for the newly generated Tambali Mineral Resource and upside potential model to ascertain the economic potential. Drilling targets were defined for a possible infill programme. Field mapping and sampling continued over the lease area and the geology map has been refined with new information from most target areas.

In Australia, a 3D seismic survey to image the mineralised zone down dip of Tropicana was designed and completed during the year. The 3D seismic dataset is high quality and is being interpreted to create a structural model that will be used to help plan drill holes in 2015. At Sunrise Dam all mine exploration was focussed on Mineral Resource definition and extensional activities to support the underground mine. Drilling metres totalled 53.1 km for the year, of which 67% was diamond core and 33% UG-RC. Drilling in 2014 targeted the Vogue/Dolly area (42%); Cosmo East (23%); Sunrise Shear (22%) and GQ South (13%). Drilling in Vogue/Dolly saw an Indicated Mineral Resource defined above the 1,700mRL, in line with the plan to start mining stopes in the upper part of Vogue/Dolly area in 2015. In Cosmo East, the mining area has now been upgraded to an Indicated Mineral Resource down to the ~1,500mRL, enabling planned mining below the current 1,625mRL level. The strategy now moves to more extensional drilling and new areas in 2015 to replenish the Inferred Mineral Resource.

OUTLOOK

First Quarter
Production guidance is estimated to be between 900kozs to 940kozs at total cash costs of $830/oz to $860/oz, assuming average exchange rates against the US dollar of 11.60 (Rand), 2.60 (Brazil Real), 0.85 (Aus$) and 9.50 (Argentina Peso), with oil prices at $70/bl average for the quarter.

This guidance takes into account the slow seasonal ramp-up in production following the Christmas break, ongoing power disruptions and also interruptions to normal operations related to safety-related stoppages, all in South Africa.

Year
Production guidance for 2015 year is estimated to be between 4.0Moz to 4.3Moz, reflecting the sale of the Navachab mine, reduction in production from Mali, cessation of underground production at Obuasi, only partially offset by the ramp-up in production from Cripple Creek & Victor starting after the first quarter.

Total cash costs are estimated to be between $770/oz to $820/oz and all in sustaining costs at $1,000/oz to $1,050/oz at average exchange rates against the US dollar of 11.60 (Rand), 2.60 (Brazil Real), 0.85 (Aus$) and 9.50 (Argentina Peso), with oil at $70/bl average for the year.

The production and cost estimates outlined above do not take into account impacts of any unforeseen operational disruptions or changes to the portfolio.

For 2015, capital expenditure is anticipated to be between $1.0bn and $1.1bn. Corporate and marketing costs are estimated to be between $95m and $110m and expensed exploration and study costs including equity accounted investments at $155m to $175m. Depreciation and amortisation is forecasted at $860m and interest and finance costs are expected to be $270m (income statement) and $240m (cash flow statement).

Other known or unpredictable factors could also have material adverse effects on our future results. Please refer to the Risk Factors section in AngloGold Ashanti's Form 20-F for the year ended 31 December 2013 that was filed with the United States Securities and Exchange Commission ("SEC") on 14 April 2014 and available on the SEC's homepage at http://www.sec.gov.

MINERAL RESOURCE AND ORE RESERVE

The AngloGold Ashanti Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition and amended July 2009). Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with revisions to the JORC code the changes to AngloGold Ashanti's Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the code. The company will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the code.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning and continual optimisation of its asset portfolio.

GOLD PRICE

The following local prices of gold were used as a basis for estimation in the December 2014 declaration:

	Gold Price US$/oz	Local prices of gold			
		South Africa ZAR/kg	Australia AUD/oz	Brazil BRL/oz	Argentina ARS/oz
2014 Ore Reserve	1 100	398 452	1 261	2 801	8 979
2014 Mineral Resource	1 600	429 803	1 566	3 184	12 319

The JORC and SAMREC Codes require the use of reasonable economic assumptions. These include long-range commodity price forecasts which are prepared in-house.

MINERAL RESOURCE

The total Mineral Resource decreased from 233.0 million ounces (Moz) in December 2013 to 232.0Moz in December 2014. A gross annual increase of 8.7Moz occurred before depletion and disposals, while the net decrease after allowing for depletion and disposals is 1.0Moz. Changes in economic assumptions from December 2013 to December 2014 resulted in a 6.4Moz decrease to the Mineral Resource, whilst exploration and modelling resulted in an increase of 14.4Moz. Depletion from the Mineral Resource for the year totalled 5.9Moz and the sale of Navachab totalled 3.8Moz. The Mineral Resource has been estimated at a gold price of US$1,600/oz (2013: US$1,600/oz).

MINERAL RESOURCE		Moz
Mineral Resource as at 31 December 2013		**233.0**
Disposal - Navachab		-3.8
	Sub Total	**229.2**
Depletion		-5.9
	Sub Total	**223.3**
Additions		
Nuevo Chaquiro	Maiden Mineral Resource declaration	5.5
La Colosa	Mineral Resource growth due to exploration success	5.1
AGA Mineracao	Exploration success at all three operations	2.1
Sunrise Dam	Revisions to the modelling approach.	1.6
Siguiri	Hard rock exploration additions from three deposits	1.5
Other	Additions less than 0.5Moz	1.5
	Sub Total	**240.6**

Reductions

Mponeng	Data driven revision to models and a Mineral Resource clean up	-3.4
Kopanang	Mineral Resource clean-up of uneconomic and inaccessible areas	-1.8
Moab Khotsong (Including Great Noligwa)	Exploration driven revisions to models	-1.4
Geita	Increased costs resulting in pit size reductions	-0.9
Other	Reductions less than 0.5Moz	-1.1
Mineral Resource as at 31 December 2014		**232.0**

Rounding of numbers may result in computational discrepancies.

ORE RESERVE

The AngloGold Ashanti Ore Reserve reduced from 67.9Moz in December 2013 to 57.5Moz in December 2014. This gross annual decrease of 10.5Moz includes depletion of 4.9Moz and the sale of Navachab 1.9Moz. The balance of 3.7Moz reductions in Ore Reserve, results from changes in economic assumptions between 2013 and 2014 which resulted in a reduction of 3.0Moz to the Ore Reserve, whilst exploration and modelling changes resulted in a reduction of a further 0.7Moz. The Ore Reserve has been estimated using a gold price of US$1,100/oz (2013: US$1,100/oz).

ORE RESERVE		Moz
Ore Reserve as at 31 December 2013		**67.9**
Disposal - Navachab		-1.9
	Sub Total	**66.1**
Depletion		-4.9
	Sub Total	**61.1**
Additions		
Siguri	Inclusion of fresh rock for the Kami deposit	0.6
Sunrise Dam	Exploration success at Vogue	0.4
Other	Additions less than 0.3Moz	1.0
	Sub Total	**63.1**
Reductions		
Obuasi	Initial results of Feasibility study	-2.6
Mponeng	Revisions to the Carbon Leader and VCR models due to new exploration and development data	-1.3
Moab Khotsong (Including Great Noligwa)	New surface exploration data led to revision of the project Zaaiplaats models	-0.8
CC&V	Increased costs and reduction in sub marginal ounces	-0.4
Other	Reductions less than 0.3Moz	-0.5
Ore Reserve as at 31 December 2014		**57.5**

Rounding of numbers may result in computational discrepancies.

BY-PRODUCTS

Several by-products will be recovered as a result of processing of the gold Ore Reserve. These include 55.6kt of uranium oxide from the South African operations, 0.32Mt of sulphur from Brazil and 25.1Moz of silver from Argentina.

The initial publication of the Nuevo Chaquiro Mineral Resource added 3.55MT of copper, 76.5Moz of Silver and 62.9kt of Molybdenum.

COMPETENT PERSONS

The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons are employed by AngloGold Ashanti, unless stated otherwise, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation project will be reviewed by an independent third party on average once every three years:

- Mineral Resource and Ore Reserve at Mponeng
- Mineral Resource and Ore Reserve at Moab Khotsong
- Mineral Resource and Ore Reserve at Iduapriem
- Mineral Resource and Ore Reserve at Sunrise Dam
- Mineral Resource and Ore Reserve at Cerro Vanguardia
- Mineral Resource and Ore Reserve at Serra Grande
- Mineral Resource and Ore Reserve at Obuasi

The external reviews were conducted by the following companies The Mineral Corporation (Mponeng and Moab Khotsong Mines), Coffey Mining (Iduapriem Mine), Snowden (Sunrise Dam Mine), Optiro (Cerro Vanguardia and Serra Grande Mines), AMEC (Obuasi Mineral Resource) and SRK (Obuasi Ore Reserve). Certificate of competence documentation has been received from all companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve comply with the JORC Code and the SAMREC Code.

Numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 27 years' experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Jeppe Street, Newtown, 2001, South Africa.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website (www.anglogoldashanti.com) and www.aga-reports.com.

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE

Gold as at 31 December 2014	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Measured	147.19	2.35	345.91	11.12
	Indicated	946.99	1.93	1,829.48	58.82
	Inferred	47.34	10.31	487.87	15.69
	Total	**1,141.52**	**2.33**	**2,663.26**	**85.63**
Continental Africa	Measured	79.94	3.07	245.06	7.88
	Indicated	419.68	2.59	1,086.73	34.94
	Inferred	277.85	2.40	667.86	21.47
	Total	**777.47**	**2.57**	**1,999.66**	**64.29**
Australasia	Measured	31.77	1.43	45.46	1.46
	Indicated	83.83	2.25	188.70	6.07
	Inferred	23.35	2.73	63.84	2.05
	Total	**138.95**	**2.14**	**298.00**	**9.58**
Americas	Measured	284.50	1.15	326.31	10.49
	Indicated	1,195.53	0.94	1,128.97	36.30
	Inferred	1,076.04	0.74	799.23	25.70
	Total	**2,556.07**	**0.88**	**2,254.52**	**72.48**
AngloGold Ashanti total	Measured	543.41	1.77	962.74	30.95
	Indicated	2,646.03	1.60	4,233.89	136.12
	Inferred	1,424.57	1.42	2,018.80	64.91
	Total	**4,614.01**	**1.56**	**7,215.43**	**231.98**

Rounding of figures may result in computational discrepancies.

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE

Gold as at 31 December 2014	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Measured	15.75	15.17	239.06	7.69
	Indicated	251.24	3.49	877.25	28.20
	Inferred	13.43	18.32	246.09	7.91
	Total	**280.43**	**4.86**	**1,362.39**	**43.80**
Continental Africa	Measured	36.80	4.89	179.78	5.78
	Indicated	215.36	2.58	556.29	17.89
	Inferred	276.82	2.39	661.34	21.26
	Total	**528.97**	**2.64**	**1,397.41**	**44.93**
Australasia	Measured	3.50	0.83	2.89	0.09
	Indicated	55.33	2.18	120.88	3.89
	Inferred	23.35	2.73	63.84	2.05
	Total	**82.18**	**2.28**	**187.62**	**6.03**
Americas	Measured	157.88	1.15	181.18	5.83
	Indicated	1,126.20	0.90	1,017.56	32.72
	Inferred	1,064.18	0.74	784.22	25.21
	Total	**2,348.27**	**0.84**	**1,982.97**	**63.75**
AngloGold Ashanti total	Measured	213.94	2.82	602.91	19.38
	Indicated	1,648.14	1.56	2,571.98	82.69
	Inferred	1,377.77	1.27	1,755.49	56.44
	Total	**3,239.84**	**1.52**	**4,930.39**	**158.52**

Rounding of figures may result in computational discrepancies.

ORE RESERVE BY REGION (ATTRIBUTABLE)

Gold as at 31 December 2014	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Proved	133.45	0.64	85.20	2.74
	Probable	713.99	1.08	768.72	24.71
	Total	**847.45**	**1.01**	**853.92**	**27.45**
Continental Africa	Proved	44.95	1.52	68.12	2.19
	Probable	203.84	2.55	520.67	16.74
	Total	**248.78**	**2.37**	**588.79**	**18.93**
Australasia	Proved	28.27	1.51	42.57	1.37
	Probable	28.19	2.38	67.09	2.16
	Total	**56.46**	**1.94**	**109.66**	**3.53**
Americas	Proved	124.64	1.01	126.14	4.06
	Probable	72.87	1.50	109.03	3.51
	Total	**197.51**	**1.19**	**235.17**	**7.56**
AngloGold Ashanti total	Proved	331.30	0.97	322.03	10.35
	Probable	1,018.90	1.44	1,465.51	47.12
	Total	**1,350.20**	**1.32**	**1,787.54**	**57.47**

Rounding of figures may result in computational discrepancies.

Independent auditor's review report on the Condensed Consolidated Financial Information for the quarter and twelve months ended 31 December 2014 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 16 to 30, which comprise the accompanying condensed consolidated statement of financial position as at 31 December 2014, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and twelve months then ended, and selected explanatory notes.

Directors' Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council , and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and twelve months ended 31 December 2014 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Director – Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton

Johannesburg, South Africa
19 February 2015

Group **income statement**

US Dollar million	Notes	Quarter ended December 2014 Reviewed	Quarter ended September 2014 Reviewed	Quarter ended December 2013 Reviewed	Year ended December 2014 Reviewed	Year ended December 2013 Audited
Revenue	2	**1,324**	1,337	1,474	5,378	5,708
Gold income	2	**1,278**	1,295	1,418	5,218	5,497
Cost of sales	3	**(1,061)**	(1,052)	(1,042)	(4,190)	(4,146)
Gain on non-hedge derivatives and other commodity contracts		**5**	30	28	15	94
Gross profit		**222**	273	404	1,043	1,445
Corporate administration, marketing and other expenses		**(23)**	(24)	(37)	(92)	(201)
Exploration and evaluation costs		**(45)**	(37)	(41)	(144)	(255)
Other operating expenses	4	**(7)**	(9)	(1)	(28)	(19)
Special items	5	**(182)**	(54)	(90)	(260)	(3,410)
Operating (loss) profit		**(35)**	149	235	519	(2,440)
Dividends received	2	**-**	-	-	-	5
Interest received	2	**6**	6	15	24	39
Exchange gain (loss)		**5**	4	4	(7)	14
Finance costs and unwinding of obligations	6	**(67)**	(69)	(75)	(278)	(296)
Fair value adjustment on $1.25bn bonds		**63**	20	(12)	(17)	(58)
Fair value adjustment on option component of convertible bonds		**-**	-	-	-	9
Fair value adjustment on mandatory convertible bonds		**-**	-	-	-	356
Share of associates and joint ventures' profit (loss)	7	**22**	19	4	(25)	(162)
(Loss) profit before taxation		**(6)**	129	171	216	(2,533)
Taxation	8	**(49)**	(85)	(426)	(255)	333
(Loss) profit for the period		**(55)**	44	(255)	(39)	(2,200)
Allocated as follows:						
Equity shareholders		**(58)**	41	(305)	(58)	(2,230)
Non-controlling interests		**3**	3	50	19	30
		(55)	44	(255)	(39)	(2,200)
Basic (loss) earnings per ordinary share (cents) [1]		**(14)**	10	(75)	(14)	(568)
Diluted (loss) earnings per ordinary share (cents) [2]		**(14)**	10	(75)	(14)	(631)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and year ended 31 December 2014 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group's Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief Executive Officer. The financial statements for the quarter and year ended 31 December 2014 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.

Group **statement of comprehensive income**

US Dollar million	Quarter ended December 2014	Quarter ended September 2014	Quarter ended December 2013	Year ended December 2014	Year ended December 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
(Loss) profit for the period	**(55)**	44	(255)	(39)	(2,200)
Items that will be reclassified subsequently to profit or loss:					
Exchange differences on translation of foreign operations	**(67)**	(118)	(85)	(201)	(433)
Share of associates and joint ventures' other comprehensive income	**-**	(1)	-	-	-
Net gain (loss) on available-for-sale financial assets	**1**	(10)	-	-	(23)
Release on impairment of available-for-sale financial assets	**1**	-	1	2	30
Release on disposal of available-for-sale financial assets	**(1)**	-	-	(1)	(1)
Cash flow hedges	**-**	-	1	-	1
Deferred taxation thereon	**(1)**	4	-	(1)	2
	-	(6)	2	-	9
Items that will not be reclassified subsequently to profit or loss:					
Actuarial (loss) gain recognised	**(31)**	(7)	52	(22)	69
Deferred taxation thereon	**8**	2	(15)	6	(20)
	(23)	(5)	37	(16)	49
Other comprehensive loss for the period, net of tax	**(90)**	(130)	(46)	(217)	(375)
Total comprehensive loss for the period, net of tax	**(145)**	(86)	(301)	(256)	(2,575)
Allocated as follows:					
Equity shareholders	**(148)**	(89)	(351)	(275)	(2,605)
Non-controlling interests	**3**	3	50	19	30
	(145)	(86)	(301)	(256)	(2,575)

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Notes	As at December 2014 Reviewed	As at September 2014 Reviewed	As at December 2013 Audited
ASSETS				
Non-current assets				
Tangible assets		**4,863**	4,839	4,815
Intangible assets		**225**	247	267
Investments in associates and joint ventures		**1,427**	1,373	1,327
Other investments		**126**	127	131
Inventories		**636**	606	586
Trade and other receivables		**20**	30	29
Deferred taxation		**127**	160	177
Cash restricted for use		**36**	38	31
Other non-current assets		**25**	47	41
		7,485	7,467	7,404
Current assets				
Other investments		**-**	-	1
Inventories		**888**	959	1,053
Trade and other receivables		**278**	312	369
Cash restricted for use		**15**	15	46
Cash and cash equivalents		**468**	557	648
		1,649	1,843	2,117
Non-current assets held for sale	14	**-**	-	153
		1,649	1,843	2,270
TOTAL ASSETS		**9,134**	9,310	9,674
EQUITY AND LIABILITIES				
Share capital and premium	11	**7,041**	7,036	7,006
Accumulated losses and other reserves		**(4,196)**	(4,051)	(3,927)
Shareholders' equity		**2,845**	2,985	3,079
Non-controlling interests		**26**	25	28
Total equity		**2,871**	3,010	3,107
Non-current liabilities				
Borrowings		**3,498**	3,521	3,633
Environmental rehabilitation and other provisions		**1,052**	1,022	963
Provision for pension and post-retirement benefits		**147**	142	152
Trade, other payables and deferred income		**15**	13	4
Deferred taxation		**567**	597	579
		5,279	5,295	5,331
Current liabilities				
Borrowings		**223**	159	258
Trade, other payables and deferred income		**695**	751	820
Bank overdraft		**-**	13	20
Taxation		**66**	82	81
		984	1,005	1,179
Non-current liabilities held for sale	14	**-**	-	57
		984	1,005	1,236
Total liabilities		**6,263**	6,300	6,567
TOTAL EQUITY AND LIABILITIES		**9,134**	9,310	9,674

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended December 2014	Quarter ended September 2014	Quarter ended December 2013	Year ended December 2014	Year ended December 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
Cash flows from operating activities					
Receipts from customers	**1,318**	1,358	1,479	5,351	5,709
Payments to suppliers and employees	**(1,060)**	(997)	(1,039)	(3,978)	(4,317)
Cash generated from operations	**258**	361	440	1,373	1,392
Dividends received from joint ventures	**-**	-	-	-	18
Taxation refund	**3**	-	22	41	23
Taxation paid	**(48)**	(41)	(31)	(194)	(187)
Net cash inflow from operating activities	**213**	320	431	1,220	1,246
Cash flows from investing activities					
Capital expenditure	**(314)**	(222)	(372)	(1,013)	(1,501)
Interest capitalised and paid	**-**	-	-	(1)	(5)
Expenditure on intangible assets	**(2)**	-	(17)	(5)	(68)
Proceeds from disposal of tangible assets	**-**	4	2	31	10
Other investments acquired	**(17)**	(14)	(18)	(79)	(91)
Proceeds from disposal of other investments	**14**	15	15	73	81
Investments in associates and joint ventures	**(3)**	(10)	(78)	(65)	(472)
Proceeds from disposal of associates and joint ventures	**-**	-	-	-	6
Loans advanced to associates and joint ventures	**(50)**	-	(14)	(56)	(41)
Loans repaid by associates and joint ventures	**16**	4	-	20	33
Dividends received	**-**	-	-	-	5
Proceeds from disposal of subsidiary	**-**	-	-	105	2
Cash in subsidiary disposed and transfers to held for sale	**-**	-	3	2	(2)
Decrease (increase) in cash restricted for use	**2**	(1)	(13)	24	(20)
Interest received	**5**	4	10	21	23
Net cash outflow from investing activities	**(349)**	(220)	(482)	(943)	(2,040)
Cash flows from financing activities					
Proceeds from borrowings	**182**	338	238	611	2,344
Repayment of borrowings	**(72)**	(386)	(260)	(761)	(1,486)
Finance costs paid	**(38)**	(83)	(42)	(245)	(200)
Revolving credit facility and bond transaction costs	**-**	(9)	(2)	(9)	(36)
Dividends paid	**(8)**	(6)	(11)	(17)	(62)
Net cash inflow (outflow) from financing activities	**64**	(146)	(77)	(421)	560
Net decrease in cash and cash equivalents	**(72)**	(46)	(128)	(144)	(234)
Translation	**(4)**	(10)	(5)	(16)	(30)
Cash and cash equivalents at beginning of period	**544**	600	761	628	892
Cash and cash equivalents at end of period [1]	**468**	544	628	468	628
Cash generated from operations					
(Loss) profit before taxation	**(6)**	129	171	216	(2,533)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**(5)**	(29)	(28)	(13)	(94)
Amortisation of tangible assets	**214**	182	202	750	775
Finance costs and unwinding of obligations	**67**	69	75	278	296
Environmental, rehabilitation and other expenditure	**24**	(6)	(37)	32	(66)
Special items	**21**	14	88	31	3,399
Amortisation of intangible assets	**9**	9	9	36	24
Fair value adjustment on $1.25bn bonds	**(63)**	(20)	12	17	58
Fair value adjustment on option component of convertible bonds	**-**	-	-	-	(9)
Fair value adjustment on mandatory convertible bonds	**-**	-	-	-	(356)
Interest received	**(6)**	(6)	(15)	(24)	(39)
Share of associates and joint ventures' (profit) loss	**(22)**	(19)	(4)	25	162
Other non-cash movements	**6**	19	7	68	25
Movements in working capital	**19**	19	(40)	(43)	(250)
	258	361	440	1,373	1,392
Movements in working capital					
Decrease (increase) in inventories	**32**	33	(26)	64	(142)
Decrease in trade and other receivables	**35**	33	20	52	69
Decrease in trade, other payables and deferred income	**(48)**	(47)	(34)	(159)	(177)
	19	19	(40)	(43)	(250)

[1] The cash and cash equivalents balance at 31 December 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of nil (30 September 2014 : $13m; 31 December 2013: $20m).

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

US Dollar million	Share capital and premium	Other capital reserves	Accumu-lated losses	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Equity holders of the parent									
Balance at 31 December 2012	6,742	177	(806)	(2)	13	(90)	(561)	5,473	21	5,494
Loss for the period			(2,230)					(2,230)	30	(2,200)
Other comprehensive income (loss)				1	8	49	(433)	(375)		(375)
Total comprehensive (loss) income	-	-	(2,230)	1	8	49	(433)	(2,605)	30	(2,575)
Shares issued	264							264		264
Share-based payment for share awards net of exercised		(13)						(13)		(13)
Dividends paid			(40)					(40)		(40)
Dividends of subsidiaries								-	(23)	(23)
Translation		(28)	15		(3)	16		-		-
Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107
Balance at 31 December 2013	**7,006**	**136**	**(3,061)**	**(1)**	**18**	**(25)**	**(994)**	**3,079**	**28**	**3,107**
Loss for the period			**(58)**					**(58)**	**19**	**(39)**
Other comprehensive loss						**(16)**	**(201)**	**(217)**		**(217)**
Total comprehensive loss	**-**	**-**	**(58)**	**-**	**-**	**(16)**	**(201)**	**(275)**	**19**	**(256)**
Shares issued	**35**							**35**		**35**
Share-based payment for share awards net of exercised		**6**						**6**		**6**
Dividends of subsidiaries								**-**	**(21)**	**(21)**
Translation		**(10)**	**10**		**(1)**	**1**		**-**	**-**	**-**
Balance at 31 December 2014	**7,041**	**132**	**(3,109)**	**(1)**	**17**	**(40)**	**(1,195)**	**2,845**	**26**	**2,871**

Rounding of figures may result in computational discrepancies.

Segmental reporting

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million				
Gold income					
South Africa	**355**	410	428	1,527	1,810
Continental Africa	**538**	500	568	2,105	2,111
Australasia	**183**	197	192	785	441
Americas	**345**	311	335	1,270	1,425
	1,420	1,419	1,523	5,687	5,787
Equity-accounted investments included above	**(142)**	(123)	(105)	(469)	(290)
	1,278	1,295	1,418	5,218	5,497
Gross profit (loss)					
South Africa	**44**	76	134	216	510
Continental Africa	**121**	116	117	469	475
Australasia	**19**	24	30	125	(9)
Americas	**73**	76	125	309	516
Corporate and other	**5**	-	5	-	-
	262	292	410	1,119	1,492
Equity-accounted investments included above	**(40)**	(19)	(6)	(76)	(47)
	222	273	404	1,043	1,445
Capital expenditure					
South Africa	**79**	66	112	264	451
Continental Africa	**119**	86	212	454	839
Australasia	**28**	13	35	91	285
Americas	**134**	93	116	394	410
Corporate and other	**3**	2	2	6	8
	363	261	477	1,209	1,993
Equity-accounted investments included above	**(48)**	(38)	(94)	(191)	(411)
	316	222	383	1,018	1,582

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	oz (000)				
Gold production					
South Africa	**300**	314	339	1,223	1,302
Continental Africa	**419**	410	460	1,597	1,460
Australasia	**157**	152	169	620	342
Americas	**280**	251	262	996	1,001
	1,156	1,128	1,229	4,436	4,105

	As at Dec 2014	As at Sep 2014	As at Dec 2013
	Reviewed	Reviewed	Audited
	US Dollar million		
Total assets [1]			
South Africa	**2,124**	2,166	2,325
Continental Africa	**3,239**	3,297	3,391
Australasia	**906**	978	1,108
Americas	**2,409**	2,371	2,203
Corporate and other	**456**	497	647
	9,134	9,310	9,674

[1] In 2014, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $10m were accounted for in Continental Africa (2013 : $3,029m in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m)).

Rounding of figures may result in computational discrepancies.

Notes
for the quarter and year ended 31 December 2014

1.   Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2013 except for the adoption of new standards and interpretations effective 1 January 2014.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and year ended 31 December 2014.

2.   Revenue

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million				
Gold income	**1,278**	1,295	1,418	5,218	5,497
By-products (note 3)	**39**	34	39	132	149
Dividends received	**-**	-	-	-	5
Royalties received (note 5)	**1**	1	1	4	18
Interest received	**6**	6	15	24	39
	1,324	1,337	1,474	5,378	5,708

3.   Cost of sales

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million				
Cash operating costs	**780**	857	858	3,260	3,274
By-products revenue (note 2)	**(39)**	(34)	(39)	(132)	(149)
	741	823	819	3,128	3,125
Royalties	**28**	32	32	131	129
Other cash costs	**8**	9	10	33	43
Total cash costs	**777**	864	861	3,292	3,297
Retrenchment costs	**9**	5	16	24	69
Rehabilitation and other non-cash costs	**47**	8	(11)	94	18
Production costs	**833**	877	866	3,410	3,384
Amortisation of tangible assets	**214**	182	202	750	775
Amortisation of intangible assets	**9**	9	9	36	24
Total production costs	**1,056**	1,068	1,077	4,196	4,183
Inventory change	**5**	(15)	(35)	(6)	(37)
	1,061	1,052	1,042	4,190	4,146

4.   Other operating expenses

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million				
Pension and medical defined benefit provisions	**1**	2	(1)	6	14
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**4**	3	2	15	5
Other expenses	**2**	4	-	7	-
	7	9	1	28	19

Rounding of figures may result in computational discrepancies.

5. Special items

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million				
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)	9	1	36	10	3,029
Impairment of other investments (note 9)	1	-	1	2	30
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	2	(2)	-	(25)	(2)
Royalties received (note 2)	(1)	(1)	(1)	(4)	(18)
Indirect tax expenses and legal claims	3	3	7	19	43
Inventory write-off due to fire at Geita	-	-	-	-	14
Insurance proceeds on Geita claim	-	-	(13)	-	(13)
Legal fees and other costs related to contract termination and settlement costs	13	7	16	30	19
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	1	1	38	2	216
Write-down of consumable stores inventories	5	-	-	5	-
Impairment of other receivables	1	-	-	1	-
Retrenchment and related costs	148	37	4	210	24
Write-off of a loan	-	-	-	-	7
Transaction costs on the $1.25bn bond and standby facility	-	-	2	-	61
Loss on sale of Navachab (note 14)	-	-	-	2	-
Accelerated deferred loan fees paid on cancellation and replacement of US and Australia revolving credit facilities	-	8	-	8	-
	182	54	90	260	3,410

The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.

For the quarter and year ended 31 December 2014, no significant asset impairments or reversal of impairments were recognised.

During the year ended 31 December 2013, impairment, derecognition of assets and write-down of inventories to net realisable value and other stockpile adjustments include the following:

- During June 2013, consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units' recoverable amounts, including Obuasi and Geita in Continental Africa, Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values and impairment losses of $3,029m were recognised during 2013.

- The indicators were re-assessed as at 31 December 2013 as part of the annual impairment assessment cycle and the conditions that arose in June 2013 were largely unchanged and no further cash generating unit impairments arose.

6. Finance costs and unwinding of obligations

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million				
Finance costs	61	62	67	251	247
Unwinding of obligations, accretion of convertible bonds and other discounts	7	7	8	27	49
	67	69	75	278	296

7. Share of associates and joint ventures' profit (loss)

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million				
Revenue	151	130	117	519	334
Operating costs, special items and other expenses	(120)	(107)	(111)	(523)	(315)
Net interest received	1	2	1	6	4
Profit before taxation	32	25	7	2	23
Taxation	(11)	(6)	(2)	(22)	(21)
Profit (loss) after taxation	21	19	5	(20)	2
Net reversal (impairment) of investments in associates and joint ventures [1]	1	-	(1)	(5)	(164)
	22	19	4	(25)	(162)

Net impairments recognised on the entity's investments in equity accounted associates and joint ventures consider quoted share prices, their respective financial positions and anticipated declines in operating results of these entities.

[1] Includes a loan of $20m recovered during the fourth quarter of 2014, which was impaired in 2013.

Rounding of figures may result in computational discrepancies.

In July 2014, AngloGold Ashanti and other shareholders of Rand Refinery (Pty) Limited, an associate of the company, entered into an agreement with Rand Refinery to provide an irrevocable, subordinated loan facility to the maximum value of R1.2 billion (US$106m). The facility allows for amounts to be advanced to Rand Refinery to compensate third parties in the event that Rand Refinery finally determines that a shortfall of 87 000 ounces of gold actually exists when comparing the physical inventory of Rand Refinery to the records of amounts it holds on behalf of third parties. The facility, once drawn down, will be convertible to equity after a period of 2 years on condition that all shareholders of Rand Refinery agree to the conversion.

The finalisation of the results of Rand Refinery for the years ended 30 September 2013 and 2014 confirmed the existence of the gold shortfall position and resulted in Rand Refinery issuing a notice to the shareholders to draw down an amount of $89m of the loan facility available. AngloGold Ashanti's portion of the loan funding, including a pro-rata portion of DRD Gold Limited's funding commitment, amounted $43m. The total investment in Rand Refinery, including the loan facility provided, was tested for impairment, resulting in an impairment of the loan of $21m included in "net reversal (impairment) of investments in associates and joint ventures" above.

As a result, AngloGold Ashanti reviewed its previous estimates of its share of equity profits accounted for as part of its investment in Rand Refinery, which was based on the unaudited management accounts of Rand Refinery, effectively reducing AngloGold Ashanti's equity investment in Rand Refinery to nil.

8.   Taxation

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million				
South African taxation					
Mining tax	**(10)**	7	1	21	7
Non-mining tax	**15**	(7)	-	5	1
Prior year (over) under provision	**(1)**	-	(25)	4	(26)
Deferred taxation					
Temporary differences	**(1)**	(1)	13	(20)	(39)
Unrealised non-hedge derivatives and other commodity contracts	**1**	8	8	4	25
Change in estimated deferred tax rate	**(24)**	-	-	(24)	-
	(20)	7	(3)	(10)	(32)
Foreign taxation					
Normal taxation	**24**	46	96	152	160
Prior year over provision	**-**	(5)	-	(17)	(8)
Deferred taxation[1]					
Temporary differences	**45**	37	333	130	(453)
	69	78	429	265	(301)
	49	85	426	255	(333)

[1]   Included in temporary differences under Foreign taxation in 2013, is a tax credit relating to impairments and disposal of tangible assets of $499m and write-down of inventories of $68m.

9.   Headline (loss) earnings

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million				
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):					
(Loss) profit attributable to equity shareholders	**(58)**	41	(305)	(58)	(2,230)
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)	**9**	1	36	10	3,029
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	**2**	(2)	-	(25)	(2)
Loss on sale of Navachab (note 14)	**-**	-	-	2	-
Impairment of other investments (note 5)	**1**	-	1	2	30
Net (reversal) impairment of investments in associates and joint ventures	**(22)**	-	1	(22)	164
Special items of associates and joint ventures	**-**	-	2	6	2
Taxation - current portion	**-**	-	1	6	-
Taxation - deferred portion	**(3)**	4	(12)	-	(915)
	(71)	44	(276)	(79)	78
Headline (loss) earnings per ordinary share (cents) [1]	**(17)**	11	(68)	(19)	20
Diluted headline (loss) earnings per ordinary share (cents) [2]	**(17)**	11	(68)	(19)	(62)

[1]   Calculated on the basic weighted average number of ordinary shares.
[2]   Calculated on the diluted weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

10. Number of shares

	Quarter ended			Year ended	
	Dec 2014 Reviewed	Sep 2014 Reviewed	Dec 2013 Reviewed	Dec 2014 Reviewed	Dec 2013 Audited
Authorised number of shares:					
Ordinary shares of 25 SA cents each	**600,000,000**	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent Each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	**404,010,360**	403,552,085	402,628,406	404,010,360	402,628,406
E ordinary shares in issue	**-**	685,668	712,006	-	712,006
Total ordinary shares:	**404,010,360**	404,237,753	403,340,412	404,010,360	403,340,412
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	**403,605,184**	403,466,038	402,462,266	403,339,562	389,184,639
E ordinary shares	**589,685**	696,371	1,062,510	585,974	1,460,705
Fully vested options	**3,122,215**	2,047,889	1,477,629	3,803,514	1,979,920
Weighted average number of shares	**407,317,084**	406,210,298	405,002,405	407,729,050	392,625,264
Dilutive potential of share options	**-**	2,215,555	-	-	-
Dilutive potential of convertible bonds	**-**	-	-	-	12,921,644
Diluted number of ordinary shares	**407,317,084**	408,425,853	405,002,405	407,729,050	405,546,908

11. Share capital and premium

	As at		
	Dec 2014 Reviewed	Sep 2014 Reviewed	Dec 2013 Audited
	US Dollar Million		
Balance at beginning of period	**7,074**	7,074	6,821
Ordinary shares issued	**29**	25	259
E ordinary shares issued and cancelled	**(9)**	-	(6)
Sub-total	**7,094**	7,099	7,074
Redeemable preference shares held within the group	**(53)**	(53)	(53)
Ordinary shares held within the group	**-**	-	(6)
E ordinary shares held within the group	**-**	(10)	(9)
Balance at end of period	**7,041**	7,036	7,006

12. Exchange rates

	Dec 2014 Unaudited	Sep 2014 Unaudited	Dec 2013 Unaudited
ZAR/USD average for the year to date	**10.83**	10.70	9.62
ZAR/USD average for the quarter	**11.22**	10.76	10.12
ZAR/USD closing	**11.57**	11.28	10.45
AUD/USD average for the year to date	**1.11**	1.09	1.03
AUD/USD average for the quarter	**1.17**	1.08	1.08
AUD/USD closing	**1.22**	1.14	1.12
BRL/USD average for the year to date	**2.35**	2.29	2.16
BRL/USD average for the quarter	**2.54**	2.27	2.27
BRL/USD closing	**2.66**	2.45	2.34
ARS/USD average for the year to date	**8.12**	7.99	5.48
ARS/USD average for the quarter	**8.51**	8.30	6.07
ARS/USD closing	**8.55**	8.43	6.52

Rounding of figures may result in computational discrepancies.

13. Capital commitments

	Dec 2014 Reviewed	Sep 2014 Reviewed	Dec 2013 Audited
	US Dollar Million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	**178**	290	437

[1] Includes capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14. Non-current assets and liabilities held for sale

Effective 30 April 2013, Navachab mine located in Namibia was classified as held for sale. Navachab gold mine was previously recognised as a combination of tangible assets, goodwill, current assets, current and long-term liabilities. On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The purchase consideration consists of two components: an initial cash payment and a deferred consideration in the form of a net smelter return (NSR).

On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. A loss on disposal of $2m (note 5) was realised on the sale on Navachab.

15. Financial risk management activities

Borrowings
The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, settled 99.1% in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

	As at Dec 2014 Reviewed	Sep 2014 Reviewed	Dec 2013 Audited
Carrying amount	**3,721**	3,680	3,891
Fair value	**3,606**	3,684	3,704

Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	Dec 2014				Sep 2014				Dec 2013			
Assets measured at fair value												
Available-for-sale financial assets												
Equity securities	**47**	**-**	**-**	**47**	48	-	-	48	47	-	-	47
Liabilities measured at fair value												
Financial liabilities at fair value through profit or loss												
$1.25bn bonds	**1,374**	**-**	**-**	**1,374**	1,410	-	-	1,410	1,353	-	-	1,353

Rounding of figures may result in computational discrepancies.

16. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 31 December 2014 and 31 December 2013 are detailed below:

Contingencies and guarantees

	December 2014 Reviewed	December 2013 Audited
	US Dollar million	
Contingent liabilities		
Groundwater pollution [1]		
Deep groundwater pollution – Africa [2]		
Litigation – Ghana [3] [4]	97	97
ODMWA litigation [5]	192	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda [6]	32	38
VAT disputes – Mineração Serra Grande S.A. [7]	15	16
Tax dispute - AngloGold Ashanti Colombia S.A. [8]	162	188
Tax dispute - Cerro Vanguardia S.A. [9]	53	63
Sales tax on gold deliveries – Mineração Serra Grande S.A. [10]	-	101
Contingent assets		
Indemnity – Kinross Gold Corporation [11]	(9)	(60)
Royalty – Tau Lekoa Gold Mine [12]		
Royalty – Navachab [13]		
Financial Guarantees		
Oro Group (Pty) Limited [14]	9	10
	551	453

(1)   Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)   Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3)   Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited's (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The Parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 23 July 2013 and 20 February 2014, AGAG was served with writs issued by MBC claiming a total of $97m. AGAG filed a conditional entry of appearance and a motion of stay of proceedings pending arbitration. On 5 May 2014, the court denied AGAG's application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. On 2 October 2014, AGAG was notified that the records had been transmitted to the Court of Appeal. However, as the transmitted records were incomplete, AGAG timely filed an application for the record to be amended prior to filing its statement of case. The matter remains pending.

(4)   Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs' alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs have not filed their application for directions which was due by 31 October 2013. AGAG is allowing some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. To date, plaintiffs have failed to amend their writ and file their statement of claim. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG's obligation in either matter.

(5)   Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgment allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended, and the status of the proceedings are set forth below. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry.

On or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi ("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class ("the Nkala Action"). The applicants in the case seek to have the court certify two classes, namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes. The applicants now request certification of two classes (the "silicosis class" and the "tuberculosis class"). The silicosis class would consist of certain current and former underground mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).

In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. The parties in the class action met with the court and have tentatively agreed on a timetable for the court process wherein the application to certify the class action will be heard in October 2015.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million as at the 31 December 2014 closing rate. On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4 million as at the 31 December 2014 closing rate. On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $100 million as at the 31 December 2014 closing rate. On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $81 million as at the 31 December 2014 closing rate.

On 9 October 2014, AngloGold Ashanti and the plaintiffs' attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(6) Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $18m (2013: $19m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $14m (2013: $19m). Management is of the opinion that these taxes are not payable.

(7) VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company's appeals against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $15m (2013: $16m).

(8) Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $27m (2013: $35m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $135m (2013: $153m), based on Colombian tax law. The company believes that it has applied the tax

legislation correctly. AGAC requested in December 2013 that the DIAN reconsider its decision. In November 2014, DIAN affirmed its earlier ruling. AGAC has until mid-March 2015 to challenge the DIAN's decision by filing a lawsuit before the Administrative Tribunal of Cundinamarca (trial court for tax litigation).

(9) Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $14m (2013: $18m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives at issue should not have been accounted for as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $39m (2013: $45m). A new notification was received on 16 July 2014 from the tax authorities that disallowed arguments from CVSA's initial response. CVSA prepared defence arguments and evidence which were filed on 8 September 2014. Management is of the opinion that the taxes are not payable. The government responded to the latest submission by CVSA on 22 December 2014, and continues to assert its position regarding the use of the financial derivatives. CVSA has until 9 March 2015 to respond to the government's findings, and is preparing a response.

(10) Sales tax on gold deliveries – In 2006, MSG received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of Goiás. Although the State has not yet provided confirmation, management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement was further set off by an indemnity from Kinross of $6m.

(11) Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 7 and 10 above. In light of the settlements described in item 10 at 31 December 2014, the company has estimated that the maximum contingent asset is $9m (2013: $60m).

(12) Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 507,471oz (2013: 413,246oz) produced have been received to date.

(13) Royalty – As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter to return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.

(14) Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $9m (2013: $10m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

17. Concentration of tax risk

There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

	Dec 2014 US Dollar million
Recoverable value added tax	31
Appeal deposits	4

18. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

19. Announcements

Appointment of Non-Executive Directors: On 27 November 2014, AngloGold Ashanti announced the appointment of Mr Albert Garner and Ms Maria Richter to the Board as independent non-executive directors with effect from 1 January 2015.

Maiden resource for Nuevo Chaquiro Deposit: On 3 November 2014, AngloGold Ashanti announced the first Mineral Resource for the Nuevo Chaquiro deposit in the Quebradona Project Area. The Quebradona Project is a Joint Venture between AGA (88.5%) and B2Gold (11.5%). B2Gold is not participating in the exploration expenditure and its interest in the project is being diluted. The maiden Inferred Mineral Resource for Nuevo Chaquiro is 604Mt at an average grade of 0.65% copper, 0.32g/t gold, 4.38g/t silver and 116ppm molybdenum for a contained metal content of 3.95Mt copper, 6.13Moz gold, 85.2Moz silver and 70Kt molybdenum.

Appointment of new JSE Sponsor: On 3 November 2014, AngloGold Ashanti announced that the appointment of UBS South Africa (Pty) Ltd as sponsor to Company ended by mutual consent with effect from 31 October 2014 and Deutsche Securities (SA) Proprietary Limited appointed sponsor to the Company with effect from 1 November 2014.

By order of the Board

S M PITYANA
Chairman

S VENKATAKRISHNAN
Chief Executive Officer

19 February 2015

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A   Adjusted headline (loss) earnings

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Headline (loss) earnings (note 9)	(71)	44	(276)	(79)	78
Gain on unrealised non-hedge derivatives and other commodity contracts	(5)	(30)	(28)	(15)	(94)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	1	8	8	4	25
Derecognition of deferred tax assets	-	-	330	-	330
Fair value adjustment on $1.25bn bonds	(63)	(20)	12	17	58
Fair value adjustment on option component of convertible bonds	-	-	-	-	(9)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	211
Provision for losses in associate and impairment of loan to associate	21	-	-	72	-
Adjusted headline (loss) earnings	(117)	2	45	(1)	599
Adjusted headline (loss) earnings per ordinary share (cents) [1]	(29)	0	11	0	153

[1] Calculated on the basic weighted average number of ordinary shares.

B   Adjusted gross profit

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Reconciliation of gross profit to adjusted gross profit:					
Gross profit	222	273	404	1,043	1,445
Gain on unrealised non-hedge derivatives and other commodity contracts	(5)	(30)	(28)	(15)	(94)
Adjusted gross profit	217	243	376	1,028	1,351

C   Price received

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
Gold income (note 2)	1,278	1,295	1,418	5,218	5,497
Adjusted for non-controlling interests	(18)	(16)	(15)	(76)	(77)
	1,260	1,279	1,403	5,142	5,420
Realised loss on other commodity contracts	5	6	6	21	26
Associates and joint ventures' share of gold income including realised non-hedge derivatives	142	123	105	469	290
Attributable gold income including realised non-hedge derivatives	1,407	1,409	1,514	5,632	5,736
Attributable gold sold - oz (000)	1,171	1,099	1,191	4,454	4,093
Price received per unit - $/oz	1,202	1,281	1,271	1,264	1,401

Rounding of figures may result in computational discrepancies.

D **All-in sustaining costs and All-in costs** [1]

	Quarter ended			Year ended	
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
Cost of sales (note 3)	**1,061**	1,052	1,042	4,190	4,146
Amortisation of tangible and intangible assets (note 3)	**(223)**	(191)	(211)	(786)	(799)
Adjusted for decommissioning amortisation	**3**	3	2	10	6
Corporate administration and marketing related to current operations	**22**	22	36	88	199
Associates and joint ventures' share of costs	**76**	77	90	294	234
Inventory writedown to net realisable value and other stockpile adjustments	**9**	1	38	11	216
Sustaining exploration and study costs	**18**	14	16	49	94
Total sustaining capex	**259**	177	253	814	999
All-in sustaining costs	**1,224**	1,156	1,265	4,670	5,095
Adjusted for non-controlling interests and non -gold producing companies	**(25)**	(14)	(16)	(77)	(71)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**1,199**	1,142	1,249	4,593	5,024
Adjusted for stockpile write-offs	**(10)**	(3)	(38)	(22)	(216)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**1,190**	1,139	1,211	4,571	4,808
All-in sustaining costs	**1,224**	1,156	1,265	4,670	5,095
Non-sustaining project capital expenditure	**104**	84	224	394	994
Technology improvements	**7**	3	7	19	14
Non-sustaining exploration and study costs	**25**	23	28	91	175
Corporate and social responsibility costs not related to current operations	**6**	6	1	24	21
All-in costs	**1,366**	1,271	1,525	5,198	6,299
Adjusted for non-controlling interests and non -gold producing companies	**(19)**	(11)	(16)	(62)	(81)
All-in costs adjusted for non-controlling interests and non-gold producing companies	**1,347**	1,260	1,509	5,136	6,218
Adjusted for stockpile write-offs	**(10)**	(3)	(38)	(22)	(216)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**1,338**	1,257	1,471	5,114	6,002
Gold sold - oz (000)	**1,171**	1,099	1,191	4,454	4,093
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	**1,017**	1,036	1,015	1,026	1,174
All-in cost per unit (excluding stockpile write-offs) - $/oz	**1,143**	1,144	1,233	1,148	1,466

[1] Refer to note J for Summary of Operations by Mine

E **Total costs** [2]

Total cash costs (note 3)	**777**	864	861	3,292	3,297
Adjusted for non-controlling interests, non-gold producing companies and other	**(20)**	(16)	(20)	(94)	(110)
Associates and joint ventures' share of total cash costs	**78**	76	79	291	219
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**835**	924	920	3,489	3,406
Retrenchment costs (note 3)	**9**	5	16	24	69
Rehabilitation and other non-cash costs (note 3)	**47**	8	(11)	94	18
Amortisation of tangible assets (note 3)	**214**	182	202	750	775
Amortisation of intangible assets (note 3)	**9**	9	9	36	24
Adjusted for non-controlling interests and non-gold producing companies	**(9)**	2	17	(4)	14
Equity-accounted associates and joint ventures' share of production costs	**23**	29	17	104	23
Total production costs adjusted for non-controlling interests and non-gold producing companies	**1,128**	1,158	1,170	4,493	4,329
Gold produced - oz (000)	**1,154**	1,126	1,229	4,432	4,105
Total cash cost per unit - $/oz	**724**	820	748	787	830
Total production cost per unit - $/oz	**978**	1,029	952	1,014	1,054

[2] Refer to note J for Summary of Operations by mine

Rounding of figures may result in computational discrepancies.

F **Adjusted EBITDA** [(1)]

	Quarter ended			Year ended	
	Dec	Sep	Dec	Dec	Dec
	2014	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
(Loss) profit on ordinary activities before taxation	**(6)**	129	171	216	(2,533)
Add back :					
Finance costs and unwinding of obligations	**67**	69	75	278	296
Interest received	**(6)**	(6)	(15)	(24)	(39)
Amortisation of tangible and intangible assets (note 3)	**223**	191	211	786	799
Adjustments :					
Dividend received (note 2)	**-**	-	-	-	(5)
Exchange (gain) loss	**(5)**	(4)	(4)	7	(14)
Fair value adjustment on the mandatory convertible bonds	**-**	-	-	-	(356)
Fair value adjustment on option component of convertible bonds	**-**	-	-	-	(9)
Fair value adjustment on $1.25bn bonds	**(63)**	(20)	12	17	58
Net impairment and derecognition of goodwill, tangible and intangible assets (note 5)	**9**	1	36	10	3,029
Impairment of other investments (note 5)	**1**	-	1	2	30
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)	**1**	1	38	2	216
Write-off of loan (note 5)	**-**	-	-	-	7
Retrenchments at mining operations (note 3)	**9**	5	16	24	69
Retrenchments at Obuasi	**145**	34	-	210	-
Net loss (profit) on disposal and derecognition of assets (note 5)	**2**	(2)	-	(25)	(2)
Loss on sale of Navachab (note 5)	**-**	-	-	2	-
Gain on unrealised non-hedge derivatives and other commodity contracts	**(5)**	(30)	(28)	(15)	(94)
Associates and joint ventures' exceptional expense	**(22)**	-	1	(16)	164
Associates and joint ventures' - adjustments for amortisation, interest, taxation and other.	**57**	32	29	191	51
Adjusted EBITDA	**407**	**400**	**544**	**1,665**	**1,667**

[(1)] EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

G **Interest cover**

Adjusted EBITDA (note F)	**407**	**400**	**544**	**1,665**	**1,667**
Finance costs (note 6)	**61**	62	67	251	247
Capitalised finance costs	**-**	-	-	1	5
	61	62	67	252	252
Interest cover - times	**7**	6	8	7	7

H **Net asset value - cents per share**

	As at	As at	As at
	Dec	Sep	Dec
	2014	2014	2013
	Unaudited	Unaudited	Unaudited
	US Dollar million		
Total equity	**2,871**	3,010	3,107
Number of ordinary shares in issue - million (note 10)	**404**	404	403
Net asset value - cents per share	**711**	745	770
Total equity	**2,871**	3,010	3,107
Intangible assets	**(225)**	(247)	(267)
	2,646	2,763	2,840
Number of ordinary shares in issue - million (note 10)	**404**	404	403
Net tangible asset value - cents per share	**655**	684	704
I **Net debt**			
Borrowings - long-term portion	**3,498**	3,521	3,633
Borrowings - short-term portion	**223**	159	258
Bank overdraft	**-**	13	20
Total borrowings	**3,721**	3,693	3,911
Corporate office lease	**(22)**	(22)	(25)
Unamortised portion of the convertible and rated bonds	**28**	29	2
Fair value adjustment on $1.25bn bonds	**(75)**	(138)	(58)
Cash restricted for use	**(51)**	(53)	(77)
Cash and cash equivalents	**(468)**	(557)	(648)
Net debt excluding mandatory convertible bonds	**3,133**	2,952	3,105

Rounding of figures may result in computational discrepancies.

J Summary of Operations by Mine

For the three months ended 31 December 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operatios	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs											
Cost of sales per financial statements	**23**	**46**	**58**	**127**	**71**	**65**	**136**	**52**	**1**	**316**	**(3)**
Amortisation of tangible and intangible assets	(2)	(9)	(14)	(24)	(16)	(13)	(29)	(5)	1	(58)	(1)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	-	-	-	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	22
Total sustaining capital expenditure	2	7	15	25	16	11	27	15	4	70	2
All-in sustaining costs	**23**	**44**	**59**	**128**	**71**	**63**	**134**	**62**	**6**	**328**	**19**
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**23**	**44**	**59**	**128**	**71**	**63**	**134**	**62**	**6**	**328**	**19**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**23**	**44**	**59**	**128**	**71**	**63**	**134**	**62**	**6**	**328**	**18**
All-in sustaining costs	**23**	**44**	**59**	**128**	**71**	**63**	**134**	**62**	**6**	**328**	**19**
Non-sustaining Project capex	-	-	-	-	9	-	9	-	-	9	1
Technology improvements	-	-	-	-	-	-	-	-	7	7	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
All-in costs	**23**	**44**	**59**	**128**	**80**	**63**	**143**	**62**	**13**	**344**	**21**
All-in costs adjusted for non-controlling interests and non-gold producing companies	**23**	**44**	**59**	**128**	**80**	**63**	**143**	**62**	**13**	**344**	**21**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**23**	**44**	**59**	**128**	**80**	**63**	**143**	**62**	**13**	**344**	**20**
Gold sold - oz (000)[3]	**22**	**34**	**68**	**124**	**56**	**63**	**119**	**56**	**1**	**300**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,027**	**1,324**	**888**	**1,031**	**1,275**	**1,000**	**1,129**	**1,116**	**-**	**1,097**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,027**	**1,324**	**893**	**1,034**	**1,436**	**1,000**	**1,205**	**1,116**	**-**	**1,151**	**-**

(1) *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*
(2) *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*
(3) *Attributable portion.*
(4) *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*
(5) *Corporate includes non-gold producing subsidiaries.*
(6) *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the three months ended 31 December 2014

<u>**Operations in South Africa**</u>
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate [5]
Total cash costs											
Total cash costs per financial statements	**20**	**34**	**42**	**96**	**53**	**50**	**103**	**49**	**-**	**248**	**(5)**
Adjusted for non-controlling interests, non-gold producing companies and other [1]	-	-	-	-	-	-	-	-	-	-	2
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**20**	**34**	**42**	**96**	**53**	**50**	**103**	**49**	**-**	**248**	**(3)**
Retrenchment costs	1	2	2	5	1	1	2	-	-	7	-
Rehabilitation and other non-cash costs	-	1	1	3	1	1	3	(2)	1	3	(1)
Amortisation of tangible assets	2	8	12	22	15	12	27	4	-	53	1
Amortisation of intangible assets	-	1	1	2	1	1	2	1	-	5	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	**23**	**46**	**58**	**128**	**71**	**65**	**137**	**52**	**1**	**316**	**(2)**
Gold produced - oz (000) [3]	**22**	**33**	**68**	**124**	**56**	**63**	**119**	**56**	**1**	**300**	**-**
Total cash costs per unit - $/oz [4]	**894**	**1,014**	**615**	**773**	**946**	**792**	**864**	**883**	**-**	**830**	**-**
Total production costs per unit - $/oz [4]	**1,019**	**1,375**	**857**	**1,026**	**1,276**	**1,033**	**1,147**	**926**	**-**	**1,056**	**-**

For the three months ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	**-**	**48**	**73**	**86**	**-**	**-**	**-**	**-**	**106**	**1**	**314**
Amortisation of tangible and intangible assets	-	(6)	(6)	(9)	-	-	-	-	(43)	(1)	(65)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Associates and equity accounted joint ventures' share of costs[2]	42	-	-	-	13	19	1	-	-	1	76
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	8	-	-	-	8
Sustaining exploration and study costs	-	-	10	1	-	-	-	-	1	-	12
Total sustaining capital expenditure	1	9	6	9	1	3	-	-	42	(2)	69
All-in sustaining costs	**43**	**51**	**83**	**88**	**14**	**22**	**9**	**-**	**106**	**-**	**416**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(13)	-	-	-	-	-	(0)	(13)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**43**	**51**	**83**	**75**	**14**	**22**	**9**	**-**	**106**	**(0)**	**403**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	-	-	-	(8)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**43**	**51**	**83**	**75**	**14**	**22**	**1**	**-**	**106**	**(0)**	**395**
All-in sustaining costs	**43**	**51**	**83**	**88**	**14**	**22**	**9**	**-**	**106**	**-**	**416**
Non-sustaining Project capex	44	-	6	-	-	-	-	-	-	-	50
Non-sustaining exploration and study costs	-	-	-	1	-	-	-	-	-	-	1
All-in costs	**87**	**51**	**89**	**89**	**14**	**22**	**9**	**-**	**106**	**-**	**467**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(13)	-	-	-	-	-	-	(13)
All-in costs adjusted for non-controlling interests and non-gold producing companies	**87**	**51**	**89**	**76**	**14**	**22**	**9**	**-**	**106**	**-**	**454**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	-	-	-	(8)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**87**	**51**	**89**	**76**	**14**	**22**	**1**	**-**	**106**	**-**	**446**
Gold sold - oz (000)[3]	**81**	**41**	**57**	**76**	**15**	**21**	**3**	**-**	**142**	**-**	**435**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**532**	**1,248**	**1,440**	**973**	**937**	**1,049**	**414**	**-**	**751**	**-**	**907**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,080**	**1,248**	**1,550**	**981**	**937**	**1,049**	**414**	**-**	**751**	**-**	**1,024**

For the three months ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	**39**	**48**	**71**	-	-	-	-	**62**	-	**220**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(11)	-	-	-	-	-	-	(11)
Associates and equity accounted joint ventures' share of total cash costs[2]	44	-	-	-	14	20	1	-	-	(1)	78
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**44**	**39**	**48**	**60**	**14**	**20**	**1**	**-**	**62**	**(1)**	**287**
Rehabilitation and other non-cash costs	-	3	12	2	-	-	-	-	2	-	19
Amortisation of tangible assets	-	6	6	9	-	-	-	-	43	-	64
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(2)	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures' share of total cash costs[2]	17	-	-	-	1	5	-	-	-	-	23
Total production costs adjusted for non-controlling interests and non-gold producing companies	**61**	**48**	**66**	**69**	**15**	**25**	**1**	**-**	**107**	**-**	**392**
Gold produced - oz (000) [3]	**80**	**40**	**48**	**68**	**15**	**21**	**3**	**-**	**144**	**-**	**419**
Total cash costs per unit - $/oz[4]	**546**	**976**	**999**	**884**	**973**	**942**	**220**	**-**	**429**	**-**	**687**
Total production costs per unit - $/oz[4]	**756**	**1,189**	**1,362**	**1,021**	**1,027**	**1,201**	**329**	**-**	**744**	**-**	**939**

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**81**	**79**	**3**	**163**	**62**	**66**	**98**	**41**	**4**	**271**
Amortisation of tangible and intangible assets	(14)	(27)	(1)	(42)	(1)	(9)	(30)	(16)	(1)	(57)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	1	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	1	-	-	1
Sustaining exploration and study costs	-	1	1	2	1	-	2	-	1	4
Total sustaining capital expenditure	5	22	1	28	7	23	45	13	2	90
All-in sustaining costs	**72**	**76**	**4**	**152**	**69**	**80**	**116**	**38**	**7**	**310**
Adjusted for non-controlling interests and non - gold producing companies[1]	-	-	-	-	-	(6)	-	-	(6)	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**72**	**76**	**4**	**152**	**69**	**74**	**116**	**38**	**1**	**298**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**72**	**76**	**4**	**152**	**69**	**74**	**115**	**38**	**1**	**297**
All-in sustaining costs	**72**	**76**	**4**	**152**	**69**	**80**	**116**	**38**	**7**	**310**
Non-sustaining Project capex	-	-	-	-	42	-	-	-	2	44
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	21	21
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	4	1	1	6
All-in costs	**72**	**76**	**6**	**154**	**111**	**80**	**120**	**39**	**31**	**381**
Adjusted for non-controlling interests and non - gold producing companies[1]	-	-	-	-	-	(6)	-	-	-	(6)
All-in costs adjusted for non-controlling interests and non-gold producing companies	**72**	**76**	**6**	**154**	**111**	**74**	**120**	**39**	**31**	**375**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**72**	**76**	**6**	**154**	**111**	**74**	**119**	**39**	**31**	**374**
Gold sold - oz (000)[3]	**60**	**92**	**-**	**152**	**55**	**71**	**119**	**40**	**-**	**285**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,193**	**824**	**-**	**995**	**1,261**	**1,051**	**970**	**947**	**-**	**1,042**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,193**	**824**	**-**	**1,006**	**2,030**	**1,051**	**1,010**	**973**	**-**	**1,314**

For the three months ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
Total cash costs										
Total cash costs per financial statements	66	46	2	114	55	54	68	24	(1)	**200**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(7)	(4)	-	-	-	(11)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**66**	**46**	**2**	**114**	**48**	**50**	**68**	**24**	**(1)**	**189**
Retrenchment costs	-	-	-	-	-	2	1	-	(1)	2
Rehabilitation and other non-cash costs	2	5	-	7	15	(1)	(1)	-	5	18
Amortisation of tangible assets	14	27	1	42	1	9	28	16	-	54
Amortisation of intangible assets	-	-	-	-	-	-	2	-	1	3
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	(2)	(1)	-	-	(5)	(8)
Total production costs adjusted for non-controlling interests and non-gold producing companies	**82**	**78**	**3**	**163**	**62**	**59**	**98**	**40**	**(1)**	**258**
Gold produced - oz (000) [3]	**61**	**96**	**-**	**157**	**54**	**64**	**121**	**42**	**-**	**280**
Total cash costs per unit - $/oz[4]	**1,083**	**482**	**-**	**729**	**895** [6]	**780**	**565**	**570**	**-**	**677**
Total production costs per unit - $/oz[4]	**1,344**	**815**	**-**	**1,043**	**1,158**	**918**	**812**	**958**	**-**	**924**

For the three months ended 30 September 2014

<u>**Operations in South Africa**</u>
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs											
Cost of sales per financial statements	**25**	**51**	**57**	**133**	**87**	**82**	**169**	**62**	**(1)**	**363**	**1**
Amortisation of tangible and intangible assets	(2)	(10)	(12)	(24)	(19)	(14)	(33)	(4)	-	(61)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	22
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	1	7	12	20	17	7	24	10	5	59	2
All-in sustaining costs	**24**	**48**	**57**	**129**	**85**	**75**	**160**	**68**	**4**	**361**	**22**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**24**	**48**	**57**	**129**	**85**	**75**	**160**	**68**	**4**	**361**	**25**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**24**	**48**	**57**	**129**	**85**	**75**	**160**	**68**	**4**	**361**	**24**
All-in sustaining costs	**24**	**48**	**57**	**129**	**85**	**75**	**160**	**68**	**4**	**361**	**22**
Non-sustaining Project capex	-	-	-	-	7	-	7	-	1	8	-
Technology improvements	-	-	-	-	-	-	-	-	3	3	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	2
All-in costs	**24**	**48**	**57**	**129**	**92**	**75**	**167**	**68**	**8**	**372**	**25**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	2
All-in costs adjusted for non-controlling interests and non-gold producing companies	**24**	**48**	**57**	**129**	**92**	**75**	**167**	**68**	**8**	**372**	**27**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**24**	**48**	**57**	**129**	**92**	**75**	**167**	**68**	**8**	**372**	**26**
Gold sold - oz (000)[3]	**18**	**39**	**54**	**111**	**96**	**63**	**159**	**54**	**-**	**326**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,343**	**1,211**	**1,047**	**1,153**	**898**	**1,170**	**1,007**	**1,261**	**-**	**1,115**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,343**	**1,211**	**1,054**	**1,156**	**974**	**1,170**	**1,053**	**1,261**	**-**	**1,147**	**-**

(1) *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*

(2) *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

(3) *Attributable portion.*

(4) *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

(5) *Corporate includes non-gold producing subsidiaries.*

(6) *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the three months ended 30 September 2014

<u>**Operations in South Africa**</u>
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs											
Total cash costs per financial statements	**22**	**37**	**41**	**100**	**63**	**63**	**126**	**54**	**2**	**282**	**(3)**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**22**	**37**	**41**	**100**	**63**	**63**	**126**	**54**	**2**	**282**	**(1)**
Retrenchment costs	-	-	-	-	-	-	-	-	2	2	-
Rehabilitation and other non-cash costs	1	1	1	3	1	1	2	1	-	6	1
Amortisation of tangible assets	2	9	11	22	17	13	30	3	1	56	2
Amortisation of intangible assets	-	1	1	2	2	1	3	-	-	5	1
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-	2
Total production costs adjusted for non-controlling interests and non-gold producing companies	**25**	**48**	**54**	**127**	**83**	**78**	**161**	**58**	**5**	**351**	**5**
Gold produced - oz (000) [3]	**17**	**38**	**52**	**107**	**92**	**61**	**153**	**52**	**-**	**314**	**-**
Total cash costs per unit - $/oz[4]	**1,276**	**993**	**792**	**940**	**688**	**1,030**	**825**	**1,048**	**-**	**901**	**-**
Total production costs per unit - $/oz[4]	**1,429**	**1,297**	**1,052**	**1,199**	**912**	**1,284**	**1,061**	**1,146**	**-**	**1,123**	**-**

For the three months ended 30 September 2014

<u>**Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania**</u>
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	43	79	60	-	-	-	-	98	-	280
Amortisation of tangible and intangible assets	-	(7)	(5)	(8)	-	-	-	-	(22)	-	(42)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Associates and equity accounted joint ventures' share of costs[2]	36	-	-	-	15	21	4	-	-	1	77
Sustaining exploration and study costs	-	-	3	-	-	-	-	-	1	1	5
Total sustaining capital expenditure	1	4	9	4	1	1	-	-	21	-	41
All-in sustaining costs	37	40	86	57	16	22	4	-	98	3	363
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(9)	-	-	-	-	-	-	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	37	40	86	48	16	22	4	-	98	3	354
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(2)	-	(2)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	40	86	48	16	22	4	-	96	3	352
All-in sustaining costs	37	40	86	57	16	22	4	-	98	3	363
Non-sustaining Project capex	36	-	9	-	-	-	-	-	-	-	45
Non-sustaining exploration and study costs	1	-	-	1	-	-	-	-	-	-	2
All-in costs	74	40	95	58	16	22	4	-	98	3	410
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(9)	-	-	-	-	-	(0)	(9)
All-in costs adjusted for non-controlling interests and non-gold producing companies	74	40	95	49	16	22	4	-	98	3	401
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(2)	-	(2)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	74	40	95	49	16	22	4	-	96	3	399
Gold sold - oz (000)[3]	63	41	73	61	10	21	2	-	107	-	379
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	580	984	1,169	798	1,660	1,062	1,858	-	907	-	928
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	1,159	984	1,295	818	1,660	1,062	1,858	-	907	-	1,052

For the three months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	39	75	62	-	-	-	-	83	1	260
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(9)	-	-	-	-	-	-	(9)
Associates and equity accounted joint ventures' share of total cash costs[2]	37	-	-	-	15	20	4	-	-	-	76
Total cash costs adjusted for non-controlling interests and non-gold producing companies	37	39	75	53	15	20	4	-	83	1	327
Rehabilitation and other non-cash costs	-	1	-	(1)	-	-	-	-	1	(1)	-
Amortisation of tangible assets	-	7	5	8	-	-	-	-	22	(1)	41
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(1)	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures' share of total cash costs[2]	18	-	-	-	3	7	-	-	-	-	28
Total production costs adjusted for non-controlling interests and non-gold producing companies	55	47	80	59	18	27	4	-	106	-	396
Gold produced - oz (000) [3]	65	45	78	72	10	21	2	-	116	-	410
Total cash costs per unit - $/oz[4]	563	866	966	741	1,525	981	1,672	-	715	-	799
Total production costs per unit - $/oz[4]	846	1,033	1,031	816	1,849	1,309	1,762	-	907	-	970

For the three months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

		Australia		TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**85**	**83**	**5**	**173**	**53**	**49**	**95**	**39**	**-**	**236**
Amortisation of tangible and intangible assets	(14)	(24)	(1)	(39)	(1)	(8)	(26)	(12)	-	(47)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Sustaining exploration and study costs	-	1	2	3	1	-	3	-	3	7
Total sustaining capital expenditure	8	5	-	13	5	14	33	9	1	62
All-in sustaining costs	**79**	**66**	**6**	**151**	**58**	**55**	**105**	**36**	**4**	**258**
Adjusted for non-controlling interests and non - gold producing companies[(1)]	-	-	-	-	-	(4)	-	-	(4)	(8)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**79**	**66**	**6**	**151**	**58**	**51**	**105**	**36**	**-**	**250**
All-in sustaining costs	**79**	**66**	**6**	**151**	**58**	**55**	**105**	**36**	**4**	**258**
Non-sustaining Project capex	-	-	-	-	31	-	-	-	-	31
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	18	18
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	4	-	-	4
All-in costs	**79**	**66**	**8**	**153**	**89**	**55**	**109**	**36**	**22**	**311**
Adjusted for non-controlling interests and non - gold producing companies[(1)]	-	-	-	-	-	(4)	-	-	-	(4)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**79**	**66**	**8**	**153**	**89**	**51**	**109**	**36**	**22**	**307**
Gold sold - oz (000)[(3)]	**71**	**83**	**-**	**154**	**55**	**54**	**100**	**33**	**-**	**242**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[(4)]	**1,116**	**800**	**-**	**980**	**1,075**	**956**	**1,037**	**1,097**	**-**	**1,035**
All-in cost per unit (excluding stockpile write-offs) - $/oz[(4)]	**1,116**	**800**	**-**	**993**	**1,647**	**957**	**1,076**	**1,110**	**-**	**1,270**

For the three months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
Total cash costs										
Total cash costs per financial statements	67	61	3	131	54	44	70	26	-	194
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(7)	(3)	-	-	-	(10)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	67	61	3	131	47	41	70	26	-	184
Retrenchment costs	-	-	1	1	-	-	2	-	-	2
Rehabilitation and other non-cash costs	-	-	-	-	2	3	(4)	(1)	1	1
Amortisation of tangible assets	14	24	-	38	-	8	25	12	-	45
Amortisation of intangible assets	-	-	-	-	-	-	2	-	-	2
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	4	(1)	-	-	-	3
Total production costs adjusted for non-controlling interests and non-gold producing companies	81	85	4	170	53	51	95	37	1	237
Gold produced - oz (000) [3]	68	84	-	152	56	62	101	32	-	251
Total cash costs per unit - $/oz[4]	982	721	-	861	827 [6]	656	699	803	-	730
Total production costs per unit - $/oz[4]	1,187	1,005	-	1,121	951	819	943	1,173	-	943

For the three months ended 31 December 2013

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs											
Cost of sales per financial statements	**24**	**49**	**56**	**129**	**82**	**50**	**132**	**61**	**-**	**322**	**(5)**
Amortisation of tangible and intangible assets	(2)	(10)	(12)	(24)	(19)	(13)	(32)	(6)	-	(62)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	2	2	31
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	-	(2)
Total sustaining capital expenditure	4	12	16	32	26	16	42	6	-	80	3
All-in sustaining costs	**26**	**51**	**60**	**137**	**89**	**53**	**142**	**61**	**2**	**342**	**25**
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**26**	**51**	**60**	**137**	**89**	**53**	**142**	**61**	**2**	**342**	**27**
All-in sustaining costs	**26**	**51**	**60**	**137**	**89**	**53**	**142**	**61**	**2**	**342**	**25**
Non-sustaining Project capex	-	1	2	3	17	-	17	12	(1)	31	-
Technology improvements	-	-	-	-	-	-	-	-	7	7	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	(4)
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	(2)
All-in costs	**26**	**52**	**62**	**140**	**106**	**53**	**159**	**73**	**8**	**380**	**19**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	1
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**26**	**52**	**62**	**140**	**106**	**53**	**159**	**73**	**8**	**380**	**22**
Gold sold - oz (000)[3]	**20**	**39**	**67**	**127**	**93**	**62**	**154**	**59**	**-**	**340**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,294**	**1,296**	**890**	**1,080**	**963**	**852**	**919**	**1,039**	**-**	**1,005**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,294**	**1,319**	**915**	**1,100**	**1,148**	**853**	**1,030**	**1,233**	**-**	**1,117**	**-**

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*

[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

[3] *Attributable portion.*

[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the three months ended 31 December 2013

<u>**Operations in South Africa**</u>
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs											
Total cash costs per financial statements	**20**	**36**	**40**	**96**	**61**	**50**	**111**	**53**	**-**	**260**	**(8)**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	-	-	8
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**20**	**36**	**40**	**96**	**61**	**50**	**111**	**53**	**-**	**260**	**-**
Retrenchment costs	1	2	1	4	2	-	2	-	-	6	(1)
Rehabilitation and other non-cash costs	1	2	3	6	-	(13)	(13)	1	(2)	(8)	-
Amortisation of tangible assets	2	9	11	22	18	12	30	6	-	58	1
Amortisation of intangible assets	-	1	1	2	2	1	3	-	-	5	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	**24**	**50**	**56**	**130**	**83**	**50**	**133**	**60**	**(2)**	**321**	**2**
Gold produced - oz (000) [3]	**20**	**39**	**67**	**127**	**93**	**62**	**154**	**58**	**-**	**339**	**-**
Total cash costs per unit - $/oz[4]	**1,032**	**910**	**596**	**762**	**656**	**809**	**717**	**915**	**-**	**767**	**-**
Total production costs per unit - $/oz[4]	**1,198**	**1,239**	**835**	**1,017**	**885**	**809**	**855**	**1,035**	**-**	**946**	**-**

For the three months ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	72	94	76	-	-	-	8	98	5	353
Amortisation of tangible and intangible assets	-	(8)	(2)	(8)	-	-	-	-	(33)	-	(51)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	(2)	(2)
Associates and equity accounted joint ventures' share of costs[2]	19	-	-	-	11	41	18	-	-	1	90
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	17	-	-	23	-	40
Sustaining exploration and study costs	-	-	-	5	-	1	-	-	1	-	7
Total sustaining capital expenditure	-	6	37	10	6	(1)	-	1	50	-	109
All-in sustaining costs	**19**	**70**	**129**	**84**	**17**	**58**	**18**	**9**	**139**	**5**	**548**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(13)	-	-	-	-	-	1	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**19**	**70**	**129**	**71**	**17**	**58**	**18**	**9**	**139**	**6**	**536**
Adjusted for stockpile write-offs	-	-	-	-	-	(17)	-	-	(23)	-	(40)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**19**	**70**	**129**	**71**	**17**	**41**	**18**	**9**	**116**	**6**	**496**
All-in sustaining costs	**19**	**70**	**129**	**84**	**17**	**58**	**18**	**9**	**139**	**5**	**548**
Non-sustaining Project capex	66	1	17	-	-	22	-	-	(1)	(2)	103
Non-sustaining exploration and study costs	-	-	-	2	-	-	-	-	-	3	5
All-in costs	**85**	**71**	**146**	**86**	**17**	**80**	**18**	**9**	**138**	**6**	**656**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(13)	-	-	-	-	-	(0)	(13)
All-in costs adjusted for non-controlling interests and non-gold producing companies	**85**	**71**	**146**	**73**	**17**	**80**	**18**	**9**	**138**	**6**	**643**
Adjusted for stockpile write-offs	-	-	-	-	-	(17)	-	-	(23)	-	(40)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**85**	**71**	**146**	**73**	**17**	**63**	**18**	**9**	**115**	**6**	**603**
Gold sold - oz (000)[3]	**40**	**62**	**62**	**64**	**12**	**24**	**8**	**17**	**147**	**-**	**437**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**469**	**1,153**	**2,069**	**1,116**	**1,434**	**1,639**	**2,226**	**526**	**784**	**-**	**1,129**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**2,149**	**1,167**	**2,350**	**1,144**	**1,434**	**2,521**	**2,268**	**526**	**780**	**-**	**1,376**

For the three months ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC Kibali	GHANA Iduapriem	GHANA Obuasi	GUINEA Siguiri	MALI Morila	MALI Sadiola	MALI Yatela	NAMIBIA Navachab	TANZANIA Geita	Continental Africa Other	TOTAL CONTINENTAL AFRICA
Total cash costs											
Total cash costs per financial statements	-	65	86	75	-	-	-	9	83	-	318
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(11)	-	-	-	-	-	-	(11)
Associates and equity accounted joint ventures' share of total cash costs[2]	19	-	-	-	10	36	15	-	-	(1)	79
Total cash costs adjusted for non-controlling interests and non-gold producing companies	19	65	86	64	10	36	15	9	83	(1)	386
Retrenchment costs	-	5	1	-	-	-	-	-	-	3	9
Rehabilitation and other non-cash costs	-	6	6	3	-	-	-	(1)	(1)	1	14
Amortisation of tangible assets	-	7	2	8	-	-	-	-	33	-	50
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(2)	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures' share of total cash costs[2]	9	-	-	-	2	4	3	-	-	(1)	17
Total production costs adjusted for non-controlling interests and non-gold producing companies	28	83	95	73	12	40	18	8	115	3	475
Gold produced - oz (000) [3]	40	67	63	75	12	24	8	18	154	-	460
Total cash costs per unit - $/oz[4]	471	966	1,354	844	853	1,506	1,923	524	543	-	839
Total production costs per unit - $/oz[4]	694	1,240	1,492	967	982	1,673	2,255	485	755	-	1,034

For the three months ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**97**	**64**	**1**	**162**	**40**	**46**	**91**	**32**	**1**	**210**
Amortisation of tangible and intangible assets	(27)	(27)	(2)	(56)	-	(7)	(22)	(10)	(1)	(40)
Corporate administration and marketing related to current operations	-	-	-	-	3	-	2	-	-	5
Sustaining exploration and study costs	-	-	2	2	1	-	4	2	-	7
Total sustaining capital expenditure	6	-	1	7	8	11	37	9	(11)	54
All-in sustaining costs	**76**	**37**	**2**	**115**	**52**	**50**	**112**	**33**	**(11)**	**236**
Adjusted for non-controlling interests and non-gold producing companies[(1)]	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**76**	**37**	**2**	**115**	**52**	**46**	**112**	**33**	**(11)**	**232**
All-in sustaining costs	**76**	**37**	**2**	**115**	**52**	**50**	**112**	**33**	**(11)**	**236**
Non-sustaining Project capex	-	28	-	28	48	-	1	1	12	62
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	25	25
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	1	-	2	3
All-in costs	**76**	**65**	**4**	**145**	**100**	**50**	**114**	**34**	**28**	**326**
Adjusted for non-controlling interests and non-gold producing companies[(1)]	-	-	-	-	-	(4)	-	-	-	(4)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**76**	**65**	**4**	**145**	**100**	**46**	**114**	**34**	**28**	**322**
Gold sold - oz (000)[(3)]	**94**	**58**	**-**	**152**	**48**	**54**	**126**	**34**	**-**	**262**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[(4)]	**804**	**640**	**-**	**763**	**1,076**	**852**	**891**	**956**	**-**	**887**
All-in cost per unit (excluding stockpile write-offs) - $/oz[(4)]	**804**	**1,122**	**-**	**961**	**2,072**	**867**	**913**	**987**	**-**	**1,228**

For the three months ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
Total cash costs										
Total cash costs per financial statements	**70**	**38**	**-**	**108**	**52**	**44**	**62**	**24**	**1**	**183**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(13)	(3)	-	-	(1)	(17)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**70**	**38**	**-**	**108**	**39**	**41**	**62**	**24**	**-**	**166**
Retrenchment costs	-	-	1	1	-	-	-	-	1	1
Rehabilitation and other non-cash costs	-	2	-	2	(19)	-	2	(3)	1	(19)
Amortisation of tangible assets	27	27	1	55	-	7	21	10	-	38
Amortisation of intangible assets	-	-	-	-	-	-	1	-	1	2
Adjusted for non-controlling interests, non-gold producing companies[1]		-	-	-	20	(1)	-	-	(1)	18
Total production costs adjusted for non-controlling interests and non-gold producing companies	**97**	**67**	**2**	**166**	**40**	**47**	**86**	**31**	**2**	**206**
Gold produced - oz (000) [3]	**102**	**66**	**-**	**169**	**47**	**61**	**120**	**34**	**-**	**262**
Total cash costs per unit - $/oz[4]	**685**	**569**	**-**	**640**	**825** [6]	**672**	**518**	**712**	**-**	**634**
Total production costs per unit - $/oz[4]	**945**	**1,016**	**-**	**985**	**846**	**784**	**720**	**928**	**-**	**787**

For the year ended 31 December 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs											
Cost of sales per financial statements	94	201	217	512	313	268	581	231	-	1,324	1
Amortisation of tangible and intangible assets	(8)	(50)	(50)	(107)	(71)	(58)	(129)	(22)	1	(258)	(8)
Adjusted for decommissioning amortisation	1	-	-	1	-	-	-	1	(2)	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	85
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	1
Total sustaining capital expenditure	7	26	44	76	65	35	100	46	7	230	5
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	6
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	94	177	211	482	307	245	552	256	8	1,298	90
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	211	482	307	245	552	256	7	1,297	89
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Non-sustaining Project capex	-	-	2	2	32	-	32	-	-	34	-
Technology improvements	-	-	-	-	-	-	-	-	19	19	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	5
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	7
All-in costs	94	177	213	484	339	245	584	256	27	1,351	96
Adjusted for non-controlling interests and non-gold producing companies[1]									-	-	6
All-in costs adjusted for non-controlling interests and non-gold producing companies	94	177	213	484	339	245	584	256	27	1,351	102
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	213	484	339	245	584	256	26	1,350	101
Gold sold - oz (000)[3]	78	140	234	452	313	232	544	223	3	1,223	-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	1,185	1,256	903	1,061	981	1,059	1,014	1,153	-	1,064	-
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	1,185	1,256	909	1,064	1,085	1,059	1,074	1,153	-	1,107	-

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*

[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

[3] *Attributable portion.*

[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the year ended 31 December 2014

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs											
Total cash costs per financial statements	**84**	**144**	**160**	**388**	**233**	**205**	**438**	**210**	**(1)**	**1,035**	**(8)**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	-	-	7
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**84**	**144**	**160**	**388**	**233**	**205**	**438**	**210**	**(1)**	**1,035**	**(1)**
Retrenchment costs	2	5	3	9	4	3	7	-	(1)	16	-
Rehabilitation and other non-cash costs	1	3	4	8	4	3	8	-	1	16	-
Amortisation of tangible assets	6	47	46	100	65	54	119	20	1	239	5
Amortisation of intangible assets	1	2	4	8	5	4	9	2	1	19	3
Total production costs adjusted for non-controlling interests and non-gold producing companies	**94**	**201**	**217**	**513**	**311**	**269**	**581**	**232**	**1**	**1,325**	**7**
Gold produced - oz (000) [3]	**78**	**141**	**234**	**453**	**313**	**232**	**544**	**223**	**3**	**1,223**	**-**
Total cash costs per unit - $/oz[4]	**1,074**	**1,023**	**685**	**857**	**746**	**882**	**804**	**941**	**-**	**849**	**-**
Total production costs per unit - $/oz[4]	**1,208**	**1,431**	**928**	**1,132**	**1,001**	**1,159**	**1,068**	**1,040**	**-**	**1,087**	**-**

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	192	303	314	-	-	-	26	403	5	1,243
Amortisation of tangible and intangible assets	-	(24)	(19)	(32)	-	-	-	-	(99)	(4)	(178)
Adjusted for decommissioning amortisation	-	-	1	4	-	-	-	-	2	(1)	6
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures' share of costs[2]	133	-	-	-	51	89	20	-	-	1	294
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	8	-	-	-	8
Sustaining exploration and study costs	-	-	13	2	-	1	-	-	2	(1)	17
Total sustaining capital expenditure	3	21	43	30	6	6	-	1	129	1	240
All-in sustaining costs	**136**	**189**	**341**	**318**	**57**	**96**	**28**	**27**	**437**	**2**	**1,631**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(48)	-	-	-	-	-	(0)	(48)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**136**	**189**	**341**	**270**	**57**	**96**	**28**	**27**	**437**	**2**	**1,583**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**136**	**189**	**341**	**270**	**57**	**96**	**20**	**25**	**428**	**2**	**1,564**
All-in sustaining costs	**136**	**189**	**341**	**318**	**57**	**96**	**28**	**27**	**437**	**2**	**1,631**
Non-sustaining Project capex	176	-	38	-	-	-	-	-	-	-	214
Non-sustaining exploration and study costs	2	-	-	5	-	-	-	-	-	-	7
All-in costs	**314**	**189**	**379**	**323**	**57**	**96**	**28**	**27**	**437**	**2**	**1,852**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in costs adjusted for non-controlling interests and non-gold producing companies	**314**	**189**	**379**	**275**	**57**	**96**	**28**	**27**	**437**	**2**	**1,804**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**314**	**189**	**379**	**275**	**57**	**96**	**20**	**25**	**428**	**2**	**1,785**
Gold sold - oz (000)[3]	**233**	**185**	**248**	**294**	**44**	**85**	**11**	**34**	**481**	**-**	**1,615**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**588**	**1,020**	**1,374**	**917**	**1,298**	**1,133**	**1,795**	**719**	**890**	**-**	**968**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,351**	**1,020**	**1,530**	**933**	**1,298**	**1,133**	**1,795**	**719**	**890**	**-**	**1,105**

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa Other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	153	264	273	-	-	-	25	286	-	1,001
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(41)	-	-	-	-	-	-	(41)
Associates and equity accounted joint ventures' share of total cash costs[2]	137	-	-	-	51	87	16	-	-	-	291
Total cash costs adjusted for non-controlling interests and non-gold producing companies	137	153	264	232	51	87	16	25	286	-	1,251
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	6	15	5	-	-	-	-	7	-	33
Amortisation of tangible assets	-	24	19	32	-	-	-	-	99	-	174
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(6)	-	-	-	-	-	-	(6)
Associates and equity accounted joint ventures' share of total cash costs[2]	67	-	-	-	8	25	4	-	-	-	104
Total production costs adjusted for non-controlling interests and non-gold producing companies	204	183	298	263	59	112	20	25	393	4	1,561
Gold produced - oz (000) [3]	237	177	243	290	44	85	11	33	477	-	1,597
Total cash costs per unit - $/oz[4]	578	865	1,086	799	1,162	1,028	1,438	752	599	-	783
Total production costs per unit - $/oz[4]	860	1,035	1,223	909	1,343	1,329	1,760	756	821	-	977

For the year ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**344**	**296**	**20**	**660**	**218**	**222**	**362**	**156**	**4**	**962**
Amortisation of tangible and intangible assets	(47)	(98)	(5)	(150)	(3)	(33)	(107)	(49)	-	(192)
Adjusted for decommissioning amortisation	-	3	-	3	-	-	-	-	1	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	1	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	1	-	-	1
Sustaining exploration and study costs	-	3	6	9	2	2	8	1	10	23
Total sustaining capital expenditure	31	59	1	91	24	58	127	38	1	248
All-in sustaining costs	**328**	**263**	**22**	**613**	**241**	**249**	**392**	**146**	**16**	**1,044**
Adjusted for non-controlling interests and non - gold producing companies[1]	-	-	-	-	-	(19)	-	-	(16)	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**328**	**263**	**22**	**613**	**241**	**230**	**392**	**146**	**-**	**1,009**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**328**	**263**	**22**	**613**	**241**	**230**	**391**	**146**	**-**	**1,008**
All-in sustaining costs	**328**	**263**	**22**	**613**	**241**	**249**	**392**	**146**	**16**	**1,044**
Non-sustaining Project capex	-	-	-	-	145	-	-	-	1	146
Non-sustaining exploration and study costs	-	-	7	7	-	-	1	-	71	72
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	14	2	1	17
All-in costs	**328**	**263**	**29**	**620**	**386**	**249**	**407**	**148**	**89**	**1,279**
Adjusted for non-controlling interests and non - gold producing companies[1]	-	-	-	-	-	(19)	-	-	(1)	(20)
All-in costs adjusted for non-controlling interests and non-gold producing companies	**328**	**263**	**29**	**620**	**386**	**230**	**407**	**148**	**88**	**1,259**
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**328**	**263**	**29**	**620**	**386**	**230**	**406**	**148**	**88**	**1,258**
Gold sold - oz (000)[3]	**271**	**350**	**-**	**622**	**210**	**246**	**404**	**138**	**-**	**998**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,214**	**752**	**-**	**986**	**1,147**	**938**	**966**	**1,062**	**-**	**1,010**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,214**	**752**	**-**	**998**	**1,837**	**938**	**1,004**	**1,078**	**-**	**1,262**

For the year ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Sunrise Dam	Tropicana	Australia other	TOTAL AUSTRALIA	Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande	Americas other	TOTAL AMERICAS
		AUSTRALIA			UNITED STATES OF AMERICA	ARGENTINA	BRAZIL			
Total cash costs										
Total cash costs per financial statements	**289**	**195**	**14**	**498**	**222**	**184**	**260**	**102**	**(2)**	**766**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(47)	(14)	-	-	-	(61)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**289**	**195**	**14**	**498**	**175**	**170**	**260**	**102**	**(2)**	**705**
Retrenchment costs	-	-	1	1	-	2	3	-	1	6
Rehabilitation and other non-cash costs	4	9	-	13	28	5	(7)	-	6	32
Amortisation of tangible assets	47	98	4	149	1	32	101	48	1	183
Amortisation of intangible assets	-	-	1	1	1	-	6	1	1	9
Adjusted for non-controlling interests, non-gold producing companies[1]		-	-	-	12	(3)	-	-	(6)	3
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	**340**	**302**	**20**	**662**	**217**	**206**	**363**	**151**	**1**	**938**
Gold produced - oz (000) [3]	**262**	**358**	**-**	**619**	**211**	**246**	**403**	**136**	**-**	**996**
Total cash costs per unit - $/oz[4]	**1,105**	**545**	**-**	**804**	**829** [6]	**692**	**644**	**748**	**-**	**709**
Total production costs per unit - $/oz[4]	**1,301**	**845**	**-**	**1,070**	**1,031**	**842**	**902**	**1,113**	**-**	**942**

For the year ended 31 December 2013

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate
All-in sustaining costs											
Cost of sales per financial statements	**103**	**215**	**240**	**558**	**347**	**262**	**609**	**226**	**-**	**1,393**	**1**
Amortisation of tangible and intangible assets	(8)	(43)	(60)	(111)	(82)	(51)	(133)	(9)	-	(253)	(9)
Adjusted for decommissioning amortisation	(1)	1	1	1	-	-	-	-	-	1	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	5	5	168
Associates and equity accounted joint ventures' share of costs[2]	-	-	-	-	-	-	-	-	-	-	2
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	(1)
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	14	50	78	142	95	59	154	16	-	312	9
All-in sustaining costs	**108**	**223**	**259**	**590**	**360**	**270**	**630**	**233**	**6**	**1,459**	**168**
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**108**	**223**	**259**	**590**	**360**	**270**	**630**	**233**	**6**	**1,459**	**168**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	1
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**108**	**223**	**259**	**590**	**360**	**270**	**630**	**233**	**5**	**1,458**	**169**
All-in sustaining costs	**108**	**223**	**259**	**590**	**360**	**270**	**630**	**233**	**6**	**1,459**	**168**
Non-sustaining Project capex	-	1	39	40	76	1	77	23	(1)	139	(1)
Technology improvements	-	-	-	-	-	-	-	-	14	14	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	6
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	16
All-in costs	**108**	**224**	**298**	**630**	**436**	**271**	**707**	**256**	**19**	**1,612**	**189**
All-in costs adjusted for non-controlling interests and non-gold producing companies	**108**	**224**	**298**	**630**	**436**	**271**	**707**	**256**	**19**	**1,612**	**189**
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	1
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**108**	**224**	**298**	**630**	**436**	**271**	**707**	**256**	**18**	**1,611**	**190**
Gold sold - oz (000)[3]	**83**	**178**	**212**	**472**	**354**	**235**	**589**	**240**	**-**	**1,302**	**-**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**1,305**	**1,255**	**1,223**	**1,249**	**1,016**	**1,149**	**1,069**	**969**	**-**	**1,120**	**-**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**1,305**	**1,262**	**1,406**	**1,334**	**1,230**	**1,152**	**1,199**	**1,064**	**-**	**1,238**	**-**

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.*

[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

[3] *Attributable portion.*

[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

For the year ended 31 December 2013

Operations in South Africa
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate[5]
Total cash costs											
Total cash costs per financial statements	**91**	**163**	**169**	**423**	**255**	**216**	**471**	**213**	**-**	**1,107**	**(7)**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	-	-	-	-	-	-	6
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**91**	**163**	**169**	**423**	**255**	**216**	**471**	**213**	**-**	**1,107**	**(1)**
Retrenchment costs	3	5	6	14	7	6	13	-	-	27	-
Rehabilitation and other non-cash costs	1	4	6	11	3	(10)	(7)	3	-	7	1
Amortisation of tangible assets	7	41	57	105	77	47	124	8	-	237	5
Amortisation of intangible assets	1	3	3	7	5	3	8	-	-	15	2
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	-	-	-	-	-	-	-	(4)
Associates and equity accounted joint ventures' share of total cash costs[2]	-	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	**103**	**216**	**241**	**560**	**347**	**262**	**609**	**224**	**-**	**1,393**	**4**
Gold produced - oz (000) [3]	**83**	**178**	**212**	**472**	**354**	**235**	**589**	**240**	**-**	**1,302**	**-**
Total cash costs per unit - $/oz[4]	**1,100**	**918**	**797**	**895**	**719**	**920**	**800**	**883**	**-**	**850**	**-**
Total production costs per unit - $/oz[4]	**1,252**	**1,210**	**1,138**	**1,185**	**978**	**1,117**	**1,034**	**933**	**-**	**1,070**	**-**

For the year ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

	DRC	GHANA		GUINEA	MALI			NAMIBIA	TANZANIA	Continental Africa other	TOTAL CONTINENTAL AFRICA
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
All-in sustaining costs											
Cost of sales per financial statements	-	**226**	**425**	**324**	**-**	**-**	**-**	**49**	**346**	**23**	**1,393**
Amortisation of tangible and intangible assets	-	(30)	(50)	(27)	-	-	-	(6)	(120)	(6)	(239)
Adjusted for decommissioning amortisation	-	1	1	3	-	-	-	-	1	-	6
Corporate administration and marketing related to current operations	-	-	1	-	-	-	-	-	-	2	3
Associates and equity accounted joint ventures' share of costs[2]	21	-	-	-	47	118	46	-	-	-	232
Inventory writedown to net realisable value and other stockpile adjustments	-	83	4	-	-	16	-	24	89	-	216
Sustaining exploration and study costs	-	1	6	18	-	2	-	1	11	-	39
Total sustaining capital expenditure	-	22	154	27	13	11	-	5	146	1	379
All-in sustaining costs	**21**	**303**	**541**	**345**	**60**	**147**	**46**	**73**	**473**	**20**	**2,029**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(52)	-	-	-	-	-	(1)	(53)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**21**	**303**	**541**	**293**	**60**	**147**	**46**	**73**	**473**	**19**	**1,976**
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	(16)	-	(24)	(89)	-	(216)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**21**	**220**	**537**	**293**	**60**	**131**	**46**	**49**	**384**	**19**	**1,760**
All-in sustaining costs	**21**	**303**	**541**	**345**	**60**	**147**	**46**	**73**	**473**	**20**	**2,029**
Non-sustaining Project capex	341	5	42	3	-	31	2	-	8	28	460
Non-sustaining exploration and study costs	1	-	-	9	-	-	-	-	-	30	40
All-in costs	**363**	**308**	**583**	**357**	**60**	**178**	**48**	**73**	**481**	**78**	**2,529**
Adjusted for non-controlling interests and non-gold producing companies[1]	-	-	-	(54)	-	-	-	-	-	(9)	(63)
All-in costs adjusted for non-controlling interests and non-gold producing companies	**363**	**308**	**583**	**303**	**60**	**178**	**48**	**73**	**481**	**69**	**2,466**
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	(16)	-	(24)	(89)	-	(216)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**363**	**225**	**579**	**303**	**60**	**162**	**48**	**49**	**392**	**69**	**2,250**
Gold sold - oz (000)[3]	**40**	**215**	**242**	**272**	**57**	**86**	**28**	**63**	**461**	**-**	**1,462**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz[4]	**529**	**1,025**	**2,214**	**1,085**	**1,051**	**1,510**	**1,653**	**781**	**833**	**-**	**1,202**
All-in cost per unit (excluding stockpile write-offs) - $/oz[4]	**9,168**	**1,049**	**2,388**	**1,122**	**1,051**	**1,875**	**1,734**	**781**	**851**	**-**	**1,538**

For the year ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)

| | DRC | GHANA | | GUINEA | MALI | | | NAMIBIA | TANZANIA | Continental Africa Other | TOTAL CONTINENTAL AFRICA |
	Kibali	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Navachab	Geita		
Total cash costs											
Total cash costs per financial statements	-	190	336	290	-	-	-	44	237	(3)	1,094
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	(43)	-	-	-	-	-	-	(43)
Associates and equity accounted joint ventures' share of total cash costs[2]	19	-	-	-	44	114	42	-	-	-	219
Total cash costs adjusted for non-controlling interests and non-gold producing companies	19	190	336	247	44	114	42	44	237	(3)	1,270
Retrenchment costs	-	5	30	-	-	-	-	-	-	3	38
Rehabilitation and other non-cash costs	-	7	4	4	-	-	-	(1)	-	7	21
Amortisation of tangible assets	-	30	50	27	-	-	-	6	105	18	236
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	(5)	-	-	-	-	-	-	(5)
Associates and equity accounted joint ventures' share of total cash costs[2]	9	-	-	-	4	5	4	-	-	-	22
Total production costs adjusted for non-controlling interests and non-gold producing companies	28	232	420	273	48	119	46	49	342	29	1,586
Gold produced - oz (000) [3]	40	221	239	268	57	86	27	63	459	-	1,460
Total cash costs per unit - $/oz[4]	471	861	1,406	918	773	1,334	1,530	691	515	-	869
Total production costs per unit - $/oz[4]	701	1,047	1,758	1,018	838	1,389	1,702	771	778	-	1,086

For the year ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
All-in sustaining costs										
Cost of sales per financial statements	**366**	**64**	**19**	**449**	**201**	**199**	**374**	**133**	**3**	**910**
Amortisation of tangible and intangible assets	(67)	(27)	(3)	(97)	(21)	(35)	(103)	(41)	(1)	(201)
Corporate administration and marketing related to current operations	-	-	1	1	15	-	6	-	1	22
Sustaining exploration and study costs	12	3	8	23	4	7	14	8	-	33
Total sustaining capital expenditure	39	25	5	69	15	61	118	36	-	230
All-in sustaining costs	**350**	**65**	**30**	**445**	**214**	**232**	**409**	**136**	**3**	**994**
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	-	(18)	-	-	-	(18)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**350**	**65**	**30**	**445**	**214**	**214**	**409**	**136**	**3**	**976**
All-in sustaining costs	**350**	**65**	**30**	**445**	**214**	**232**	**409**	**136**	**3**	**994**
Non-sustaining Project capex	-	216	-	216	148	8	5	4	15	180
Non-sustaining exploration and study costs	-	-	9	9	-	-	6	-	114	120
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	1	7	(3)	-	5
All-in costs	**350**	**281**	**39**	**670**	**362**	**241**	**427**	**137**	**132**	**1,299**
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	-	(18)	-	-	-	(18)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**350**	**281**	**39**	**670**	**362**	**223**	**427**	**137**	**132**	**1,281**
Gold sold - oz (000)(3)	**265**	**58**	**-**	**323**	**231**	**236**	**399**	**141**	**-**	**1,007**
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	**1,321**	**1,113**	**-**	**1,376**	**927**	**912**	**1,023**	**970**	**-**	**970**
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	**1,321**	**4,850**	**-**	**2,073**	**1,567**	**947**	**1,069**	**971**	**-**	**1,271**

For the year ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	UNITED STATES OF AMERICA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cripple Creek & Victor	Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande		
Total cash costs										
Total cash costs per financial statements	**306**	**38**	**14**	**358**	**230**	**162**	**253**	**99**	**1**	**745**
Adjusted for non-controlling interests, non-gold producing companies and other[1]	-	-	-	-	(61)	(12)	-	-	-	(73)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**306**	**38**	**14**	**358**	**169**	**150**	**253**	**99**	**1**	**672**
Retrenchment costs	-	-	1	1	-	1	2	-	-	3
Rehabilitation and other non-cash costs	(4)	2	1	(1)	(15)	1	7	(4)	1	(10)
Amortisation of tangible assets	67	27	4	98	21	35	101	40	1	198
Amortisation of intangible assets	-	-	-	-	-	-	2	-	1	3
Adjusted for non-controlling interests, non-gold producing companies[1]	-	-	-	25	(3)	-	-	-	22
Total production costs adjusted for non-controlling interests and non-gold producing companies	**369**	**67**	**20**	**456**	**200**	**184**	**365**	**135**	**4**	**888**
Gold produced - oz (000) [3]	**276**	**66**	**-**	**342**	**231**	**241**	**391**	**138**	**-**	**1,001**
Total cash costs per unit - $/oz[4]	**1,110**	**568**	**-**	**1,047**	**732** [6]	**622**	**646**	**719**	**-**	**671**
Total production costs per unit - $/oz[4]	**1,341**	**1,018**	**-**	**1,333**	**864**	**767**	**931**	**991**	**-**	**886**



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Ltd

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
(Delisted at 8.00 am on Monday, 22 September 2014. This information is provided purely for administrative purposes until September 2015)
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
KC Ramon^ (Chief Financial Officer)
S Venkatakrishnan*§ (Chief Executive Officer)

Non-Executive
SM Pityana^ (Chairman)
R Gasant^
A Garner#
DL Hogdson^
NP January-Bardill^
MJ Kirkwood*
Prof LW Nkuhlu^
M Richter#
R J Ruston~

* British	^ South African
~ Australian	§ Indian
# American	

Officers
EVP – Legal, Commercial and Governance and Company Secretary: M E Sanz Perez

Investor Relations Contacts
South Africa
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@AngloGoldAshanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@AngloGoldAshanti.com

United States
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za

United Kingdom
Shares
Jersey
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
BNY Mellon
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 23, 2015

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary